SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-01342)	(Commission File No. 1-15272)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company). The Management Proxy Circular attached hereto as Exhibit 2, excluding the portions under the headings “Compensation and Other Information – Report on Executive Compensation” and “Compensation and Other Information – Performance Graph” and Appendix 1 thereto, is incorporated by reference into the Registration Statement on Form F-9 No. 333-14014 (Canadian Pacific Railway Company) as an exhibit thereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date:	March 18, 2003	By:	Signed: Robert V. Horte Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

1.	Notice of Annual Meeting of Shareholders
2.	Management Proxy Circular
3.	Form of Proxy
4.	2002 Annual Report, including Management’s Discussion and Analysis (pages 1 to 19 inclusive of Annual Report) and 2002 audited financial statements (pages 20 to 58 inclusive of Annual Report)
5.	Letter of Canadian Pacific Railway dated March 18, 2003, addressed to the Securities Commissions or similar authorities in each of the Provinces of Canada enclosing earnings coverage ratios for the twelve-month period ended December 31, 2002.
6.	Letter of PricewaterhouseCoopers LLP dated March 18, 2003 consenting to the incorporation by reference of its audit report dated February 18, 2003 in the short form prospectus of Canadian Pacific Railway Company dated May 28, 2002.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Canadian Pacific Railway Limited will be held at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia, at 9:00 a.m. (Pacific Time) on Monday, April 28, 2003, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2002, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 14, 2003, will be entitled to vote at the meeting.

By order of the board of directors,

Marcella M. Szel, Q.C.
Vice-President, Strategy and Law,
Corporate Secretary

Calgary, Alberta
February 18, 2003

NOTE: Shareholders are entitled to vote at the meeting either in person or by proxy. Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the company’s transfer agent, Computershare Trust Company of Canada. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 2 of the management proxy circular for information on how to vote their shares at the meeting. Proxies must be received by Computershare Trust Company of Canada or Georgeson Shareholder Communications Canada, agents for the company, before 5:00 p.m. (Mountain Time) on April 25, 2003, in order to be used at the meeting.

Canadian Pacific Railway

MANAGEMENT PROXY CIRCULAR

# Canadian Pacific Railway

Ingenuity.

Notice of Annual Meeting

of Shareholders

April 28, 2003

Dear Shareholder:

The annual meeting of shareholders of Canadian Pacific Railway Limited will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia, on Monday, April 28, 2003, at 9:00 a.m. (Pacific Time).

We take this opportunity to invite you to attend the meeting in person. However, should you be unable to do so, you can be represented by proxy and ensure that your shares are voted in accordance with your instructions. The form of proxy or voting instruction form (if you are a non-registered shareholder) enables you to vote in advance of the meeting whether or not you are able to attend the meeting. As usual, there will be an opportunity to ask questions, to meet the board of directors, senior management and other shareholders.

The matters of business to be dealt with at the meeting are set out in the Table of Contents and in the Notice of the Meeting.

In closing, we would like to thank all of our shareholders for their continued support and investment in the company.

Yours sincerely,

Robert J. Ritchie President and Chief Executive Officer	James E. Newall Chairman of the Board

Canadian Pacific Railway

CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

1	MANAGEMENT PROXY CIRCULAR
1	General Information
1	Information on Voting

3	BUSINESS TO BE TRANSACTED AT THE MEETING
3	Financial Statements
3	Election of Directors
6	Appointment of Auditors

7	COMPENSATION AND OTHER INFORMATION
7	Report on Executive Compensation by the Management Resources and Compensation Committee
12	Performance Graph
13	Executive Compensation
18	Compensation of Directors
18	Indebtedness of Directors, Executive Officers and Senior Officers

19	ADDITIONAL ITEMS
19	Directors’ and Officers’ Liability Insurance
19	Corporate Governance
20	Shareholder Proposals
20	Availability of Documents
20	Directors’ Approval

21	APPENDIX 1 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian Pacific Railway

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Canadian Pacific Railway Limited will be held at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia, at 9:00 a.m. (Pacific Time) on Monday, April 28, 2003, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2002, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 14, 2003, will be entitled to vote at the meeting.

By order of the board of directors,

Marcella M. Szel, Q.C.
Vice-President, Strategy and Law,
Corporate Secretary

Calgary, Alberta
February 18, 2003

NOTE: Shareholders are entitled to vote at the meeting either in person or by proxy. Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the company’s transfer agent, Computershare Trust Company of Canada. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 2 of the management proxy circular for information on how to vote their shares at the meeting. Proxies must be received by Computershare Trust Company of Canada or Georgeson Shareholder Communications Canada, agents for the company, before 5:00 p.m. (Mountain Time) on April 25, 2003, in order to be used at the meeting.

Canadian Pacific Railway

MANAGEMENT PROXY CIRCULAR

General Information

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Canadian Pacific Railway Limited (“CPRL” or the “Corporation”) to be used at the annual meeting of shareholders or adjournment thereof (the “Meeting”) to be held on April 28, 2003, at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia, and for the purposes set out in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The cost of soliciting proxies will be borne by the Corporation. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson Shareholder Communications Canada (“Georgeson”), 66 Wellington Street West, Toronto Dominion Bank Tower, Suite 5210, Toronto, Ontario, M5K 1J3, at a fee of approximately $32,500 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.

Proxies are counted and tabulated by CPRL’s transfer agent, Computershare Trust Company of Canada (“Computershare”). Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Unless otherwise noted, the information contained in this Circular is given as of February 18, 2003, and all dollar amounts used in this document are in Canadian dollars.

Information on Voting
Voting Shares and Principal Shareholders

At February 18, 2003, there were 158,507,786 Common Shares (“Shares”) outstanding. Each Share carries one vote.

To the knowledge of the directors and officers of CPRL, based on information at February 18, 2003, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, more than ten per cent of the outstanding Shares.

Record Date for Notice of Meeting and Provisions Relating to Voting

The board of directors of CPRL has fixed March 14, 2003, as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting. Each shareholder is entitled to one vote for each Share held, as shown as registered in such holder’s name on the list of shareholders prepared as of the close of business on the Record Date.

Canadian Pacific Railway	1

Appointment of Proxyholders

Shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, prior to 5:00 p.m. (Mountain Time) on April 25, 2003.

Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.

All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

Shareholders who have appointed a named appointee of management to act and vote on their behalf as provided in the enclosed form of proxy and who do not provide instructions concerning any matter identified in the Notice of Meeting will have the Shares represented by such proxy voted FOR the election of the persons nominated for election as directors as set forth in this Circular and FOR the appointment of PricewaterhouseCoopers LLP as auditors.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of CPRL.

Non-registered shareholders, or shareholders that hold their Shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders follow the voting instructions provided to them by their nominee. Since CPRL’s registrar and transfer agent, Computershare, does not maintain a record of the names of the Corporation’s non-registered shareholders, Computershare will have no knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders wishing to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, received from their nominee, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Shares held by employees under the CPRL Employee Share Purchase Plan (the “Share Purchase Plan”) are registered in the name of Computershare, the Share Purchase Plan Administrator, until such time as the Shares are withdrawn from the Share Purchase Plan pursuant to its terms and conditions. The Shares held by employees under the Share Purchase Plan are referred to as “Employee Shares”.

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form.

2	Canadian Pacific Railway

Employee Shares will be voted in accordance with the instructions received from the employee, being the beneficial owner of the Employee Shares. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

Holders of Employee Shares who have appointed Computershare to act and vote on their behalf, as provided for in the enclosed voting instruction form, and who do not provide instructions concerning any matter identified in the Notice of Meeting will have the Employee Shares represented by such voting instruction form voted FOR the election of the persons nominated for election as directors as set forth in this Circular and FOR the appointment of PricewaterhouseCoopers LLP as auditors.

Revocability of Proxies

A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the office of the Corporate Secretary, Canadian Pacific Railway, Suite 2000, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.

If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Non-registered shareholders who have voted and who wish to change their voting instructions should contact their nominee to discuss the appropriate procedure to follow in this regard.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the election of directors and the appointment of auditors.

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2002, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation which was mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Corporate Secretary of CPRL upon request and will be available at the Meeting.

Election of Directors

The terms of office of each of the current directors will expire at the close of the Meeting. Shareholders will be asked to elect directors to hold office until the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.

Canadian Pacific Railway	3

CPRL’s articles provide for the board of directors to consist of a minimum of five and a maximum of 20 directors. The number of directors has been set by resolution of the board at 11 directors, all of whom are elected annually.

The Corporate Governance and Nominating Committee of the board reviews annually the qualifications of persons proposed for election to the board of directors and submits its recommendations to the board for consideration. The persons proposed for nomination are, in the opinion of the board, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the form of proxy are officers of CPRL who intend to vote at the Meeting for the election of the nominees whose names are set out below, unless specifically instructed on the form of proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for such other properly qualified nominees.

Information regarding the proposed nominees, including the number of Shares and Deferred Share Units (“DSUs”) of CPRL beneficially owned by each of them, directly or indirectly, or over which they exercise control or direction, is as follows:

Nominees for Election as Directors

Name, municipality of residence, director since and CPRL holdings

Stephen E. Bachand Ponte Vedra Beach, Florida Director since 2001 3,129 Shares 4,397 DSUs	Stephen Bachand is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hardgoods retailer specializing in automotive, sports and leisure, and home products. He held that position from March 1993 until his retirement in August 2000. He is also a director of the Bank of Montreal and Fairmont Hotels & Resorts Inc.

John E. Cleghorn, O.C., F.C.A. Toronto, Ontario Director since 2001 5,000 Shares	John Cleghorn is Chairman of SNC-Lavalin Group Inc., an international engineering and construction firm. He is the retired Chairman and Chief Executive Officer of Royal Bank of Canada. He held that position from 1995 until his retirement in July 2001. He is also a director of Finning International Inc. and Nortel Networks Corporation. He is Chancellor of Wilfrid Laurier University, Chairman of the Faculty of Management, International Advisory Board and a Governor of McGill University and Chairman of Historica Foundation of Canada.

Jacques Lamarre Montreal, Quebec Director since 2001 500 Shares 1,143 DSUs	Jacques Lamarre is President and Chief Executive Officer of SNC-Lavalin Group Inc., an international engineering and construction firm. He has held that position since 1996. He is also Chairman of The Conference Board of Canada and member of the World Economic Forum, Canadian Council on National Issues and the British North American Committee of the C.D. Howe Institute.

4	Canadian Pacific Railway

James E. Newall, O.C. Calgary, Alberta Director since 2001 10,000 Shares 7,838 DSUs	J. E. (Ted) Newall is Chairman of the Board of Directors of the Corporation and Chairman of NOVA Chemicals Corporation, a chemicals company producing styrenics and olefins and polyolefin products. He has held the latter position since July 1998. He served as Chief Executive Officer of NOVA Corporation from August 1991 until July 1998. He is also a director of Alcan Aluminum Limited, BCE Inc., Bell Canada Ltd., Maple Leaf Foods and Royal Bank of Canada.

Dr. James R. Nininger Ottawa, Ontario Director since 2001 1,500 Shares	Dr. James Nininger is the retired President and Chief Executive Officer of The Conference Board of Canada, a private not-for-profit research group. He held that position from 1978 until his retirement in August 2001. He is also a director of Power Corporation of Canada, a member of the Human Resources and Compensation Committee of the Board of Trustees of the National Arts Centre, a member of the Board of Governors of The Ottawa Hospital and a Senior Visiting Fellow at the Canadian Centre for Management Development in Ottawa.

Madeleine Paquin Montreal, Quebec Director since 2001 100 Shares 988 DSUs	Madeleine Paquin is President and Chief Executive Officer of Logistec Corporation, an international stevedoring company. She has held that position since 1996. She is also a director of Sun Life Assurance Company of Canada, Sun Life Financial Services of Canada Inc., Aeroport de Montreal, Quebec Railway Corporation, and the Chamber of Commerce of Quebec, and is a Member of the Ivey Advisory Board, Richard Ivey School of Business.

Michael E.J. Phelps, O.C. West Vancouver, British Columbia Director since 2001 10,191 Shares	Michael Phelps is Chairman of Dornoch Capital Inc., a private investment company. He is also Chairman of the Advisory Board of Duke Energy Gas Transmission-Canada. He is the former Chairman and Chief Executive Officer, Westcoast Energy Inc. He held that position from June 1988 until March 2002. He is also a director of the Canadian Imperial Bank of Commerce, Canfor Corporation and Duke Energy Corporation. He was appointed an Officer of the Order of Canada in 2001.

Roger Phillips, O.C. Regina, Saskatchewan Director since 2001 3,088 Shares 2,766 DSUs	Roger Phillips is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement at the end of 2001. He is also a director of Toronto Dominion Bank, Fording Inc., Imperial Oil Limited, and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002.

Canadian Pacific Railway	5

Robert J. Ritchie Calgary, Alberta Director since 2001 74,034 Shares 49,172 DSUs	Robert Ritchie is President and Chief Executive Officer of CPRL. He is also President and Chief Executive Officer of Canadian Pacific Railway Company, a position that he has held since 1995. He is on the board of directors of ShawCor Ltd. and on the Advisory Board of Willis Canada. He is also a director and Vice-Chair of the Railway Association of Canada and a director of the Association of American Railroads and the Van Horne Institute.

The Rt. Hon., The Viscount Weir Ayrshire, Scotland Director since 2001 2,541 Shares	Viscount Weir is Chairman of Balfour Beatty plc, (formerly BICC plc) an international construction group. He has held that position since February 1999. He was Chairman of the Weir Group PLC from 1983 to January 1999. He is also Chairman of CP Ships Limited and a director of St. James’s Place Capital plc and formerly of the Bank of England and British Steel Corp.

Michael W. Wright Longboat Key, Florida Director since 2001 1,000 Shares 3,875 DSUs	Michael Wright is the retired Chairman of the Board of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is also a past chairman and a director of Food Distributors International and the Food Marketing Institute. He is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill, Inc. and is on the Board of Trustees of the University of Minnesota Law School Board of Visitors and the Board of Overseers of the Carlson School of Management at the University of Minnesota.

The committees of the board are composed of the following directors:
Audit, Finance and Risk Management: Messrs. Phillips (Chairman), Bachand, Cleghorn, Newall and Wright

Corporate Governance and Nominating: Messrs. Newall (Chairman), Bachand, Cleghorn, Lamarre, Phelps, Phillips, Wright, Dr. Nininger, Ms. Paquin and Lord Weir

Environmental and Safety: Messrs. Phelps (Chairman), Lamarre, Newall, Dr. Nininger, Ms. Paquin and Lord Weir

Management Resources and Compensation: Messrs. Bachand (Chairman), Newall, Phelps, Wright and Dr. Nininger

Pension Trust Fund: Messrs. Cleghorn (Chairman), Lamarre, Newall, Phillips and Lord Weir

The board does not have an executive committee.

Appointment of Auditors

There will be submitted to the Meeting a resolution appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2004 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

PricewaterhouseCoopers LLP and its predecessor firm have acted as the auditors of Canadian Pacific Railway Company for more than five years and have been the Corporation’s auditors since October 1, 2001.

6	Canadian Pacific Railway

COMPENSATION AND OTHER INFORMATION

Report on Executive Compensation by the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the “Compensation Committee”) is accountable to the board of directors to ensure that the human resource strategies of the Corporation and its subsidiaries, including Canadian Pacific Railway Company (collectively “CPR”) support overall business goals, thereby contributing to the creation of shareholder value. The Compensation Committee’s mandate includes discharging the board’s responsibilities relating to:

•	the appointment, compensation and reporting relationships of CPR’s executive officers at the level of Vice President or higher (“Executive Officers”);
•	the compensation philosophy of CPR;
•	the adoption and amendment of stock option and retirement plans;
•	the establishment of performance objectives and the conduct of performance evaluations for certain Executive Officers;
•	CPR’s organizational effectiveness; and
•	CPR’s succession planning activities.

Specifically during 2002, the Compensation Committee:

•	developed a formal performance evaluation process for the chief executive officer (the “CEO”), including the establishment of key accountabilities;
•	assessed the bench strength of the organization to ensure succession plans for key senior executive positions were in place;
•	reviewed a report on key human resource metrics and the overall effectiveness of the organization;
•	redesigned the annual incentive plan to place a stronger focus on the recognition of individual performance; and
•	reviewed executive compensation levels and policies.

Composition of the Management Resources and Compensation Committee

The Compensation Committee is composed of five directors of CPRL who are neither officers nor employees of CPR. During 2002, the following individuals served as members of the Compensation Committee: Stephen E. Bachand (Chairman), James E. Newall, O.C., Dr. James R. Nininger, Michael E.J. Phelps, O.C. and Michael W. Wright.

Compensation Philosophy and Process

CPR’s executive compensation program is designed to attract and retain talented executives and to focus their efforts on performance improvement and sustained shareholder value creation. Total compensation for each Executive Officer, including those named in the Summary Compensation Table (the “Named Executive Officers”), is designed to be between the 50th and 75th percentiles of comparable positions in large autonomous Canadian companies with revenues in excess of $1 billion (the “comparator group”). This design is accomplished through targeting base salary and annual incentive compensation at the 50th percentile of the comparator group while placing stock-based compensation at the 75th percentile of the comparator group.

Canadian Pacific Railway	7

The compensation of Executive Officers, including the Named Executive Officers, is evaluated and recommended by the Compensation Committee to the board of directors. To establish competitive levels of executive compensation, the Compensation Committee reviews information obtained through independent compensation consultants.

Composition of Executive Compensation

Direct compensation for Executive Officers is comprised of base salary and annual incentive and stock-based compensation. The percentage mix of each element varies in accordance with the level of the individual’s position in the organization and is regularly reviewed against competitive practice. The percentage of direct compensation relating to both short and long-term performance incentive plans ranges from 55% for vice presidents to 75% for the CEO, with approximately 20% of this variable compensation relating to the annual incentive plan.

Base Salary

The Compensation Committee recommends to the board of directors the base salaries of the Executive Officers, following a review of market data. Salaries are adjusted, as needed, based on individual performance, responsibility and experience, to ensure that they reflect the contribution of each Executive Officer. In establishing the base salary for each Executive Officer, a benchmark of average base salaries paid to the comparable executive officers of the comparator group is used.

Annual Incentive Plan

CPR’s Performance Incentive Plan provides an opportunity for participants, including all Executive Officers, to earn an annual cash award based on the achievement of individual performance criteria and corporate financial targets. The financial targets are set annually by the board of directors upon recommendation by the Compensation Committee. Financial performance is measured by comparing actual results against targets established at the beginning of the year. The degree to which CPR achieves these financial targets determines the amount of funds available for distribution to participants, and the ultimate award payable to the participant is based on the degree to which the individual achieves his or her personal objectives. The financial and individual performance criteria vary, based upon the responsibilities of the participant. For selected participants, a portion of their awards is based on the achievement of individual objectives independent of CPR’s performance against its financial targets. For two Named Executive Officers, these objectives relate to specific operational targets, and the portion of their awards based on such objectives represented 25% of their target award level in 2002. For 2002, the financial targets approved by the board of directors were CPR’s operating income and proceeds generated from real estate disposition and property lease revenue.

Potential awards are expressed as a percentage of base salary. For the Named Executive Officers, target award levels in 2002 ranged between 35% and 60% of base salary when CPR and individual performance targets were achieved. The maximum bonus opportunity for exceptional CPR performance was 200% of the target award level.

8	Canadian Pacific Railway

For the 2002 plan year, CPR exceeded its performance expectations regarding real estate disposition and property lease revenue, but only partially achieved its operating income target. The fund available for distribution to plan participants, including the Named Executive Officers, that would otherwise have resulted through a strict application of the plan’s provisions relating to the operating income target was adjusted from 35% of target award levels to 61% of target award levels. This adjustment, approved by the board, was in recognition of CPR’s successful management of reduced revenues — caused primarily by depressed coal markets and a decline in grain transportation revenues due to a drought on the Canadian prairies — through expense reduction initiatives, which led to record operating income in 2002. In addition, CPR exceeded its diluted earnings per share and net income targets for the year.

Stock Option Plan

The purpose of the Management Stock Option Incentive Plan (the “Stock Option Plan’’) is to encourage key officers and employees of CPR to increase shareholder value and to participate in the growth and development of CPR. The Compensation Committee makes recommendations to the board of directors regarding grants of stock options to Executive Officers. In determining the size of a new option grant, neither the amount nor the terms of previously granted options are taken into consideration.

The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant stock options to employees within certain defined parameters. Participants in the Stock Option Plan are granted a number of options exercisable at the last closing market price on the Toronto Stock Exchange of Shares prior to the approval of the grant. The maximum number of Shares approved for issuance under the Stock Option Plan is 11,000,000.

There are two types of options: regular stock options and performance-accelerated stock options.

Regular stock options expire ten years from the date of grant. Half of the regular options become exercisable on the second anniversary of the grant and the balance on the third anniversary. Share appreciation rights (“SARs”) are attached to half the regular options granted. The vesting requirements and term of SARs are consistent with the regular stock options to which they are attached.

Performance-accelerated options expire five years after the date of the grant and become exercisable on the fourth anniversary of the grant, or earlier, upon the achievement by CPR of specified performance criteria. For 2002, specific operating ratio targets were adopted as the performance criteria. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time. Aside from an initial grant of performance stock options to all participants in October 2001 in recognition of CPRL becoming a publicly-traded company, grants of performance stock options are restricted to executives and are designed to provide additional incentive opportunity, increasing their target long-term incentive opportunity from the median to the 75th percentile of the comparator group.

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Share Ownership Guidelines

To further align the interests of Executive Officers with those of shareholders, CPR has share ownership guidelines in place for each of its Executive Officers. The guidelines set a level of share ownership, expressed as a multiple of the Executive Officer’s base salary, that the individual is required to hold. The ownership guideline levels range from 100% of base salary for vice presidents to 400% of base salary for the CEO. Each Executive Officer is expected to achieve the applicable minimum level of share ownership over a five-year period. Each Named Executive Officer is at or above his share ownership guideline level as of February 18, 2003.

Deferred Share Unit Plan

To support the accumulation of Shares by its Executive Officers, CPR introduced the Senior Executives’ Deferred Share Unit Plan pursuant to which Executive Officers may acquire deferred share units (“DSUs”) of CPRL. A DSU has the equivalent value of one Share and attracts dividends in the form of additional DSUs at the same rate as dividends are paid on Shares.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer CPR will contribute one DSU for each three Shares or DSUs acquired by the individual. Following that six-month period, CPR will contribute one DSU for each four Shares or DSUs acquired by the Executive Officer. The CPR match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period.

Executive Officers may also elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Senior Executives’ Deferred Share Unit Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When the annual incentive award is determined, the amount elected is converted to DSUs which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.

Executive Officers may only redeem their DSUs upon termination of employment or retirement. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

Employee Share Purchase Plan

CPR maintains a Share Purchase Plan for eligible employees of CPR. Under the Share Purchase Plan, contributions by CPR and by eligible employees are used to make purchases of Shares on the open market. Each eligible employee may contribute up to six percent of the employee’s salary to the Share Purchase Plan. CPR will purchase and contribute one Share for each three Shares purchased on behalf of each eligible employee under the Share Purchase Plan. In no case will Shares be issued from treasury pursuant to the Share Purchase Plan. Rather, the Share Purchase Plan’s Administrator, Computershare, will purchase all Shares to be contributed under the Share Purchase Plan on the open market. Shares contributed by CPR will not vest in favour of the eligible employee until the end of the first calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one

10	Canadian Pacific Railway

year. Employees must remain participants of the Share Purchase Plan at the time of vesting in order to receive the CPR match. The Named Executive Officers are among the approximately 56% of employees who are participants in the Share Purchase Plan.

Long-Term Incentive Plan

Prior to 2002, Executive Officers also participated in a Long-Term Incentive Plan (“LTIP”), which is no longer in existence. LTIP was a four-year plan focused on railway-specific goals critical to CPR’s success. As a result of CPRL becoming a publicly traded company in October 2001, the performance period was shortened by one year to December 31, 2001. The cash award, paid out at the end of 2002, was based upon the achievement of the LTIP targets which were comprised of two equally weighted performance measures: average return on capital employed, and cumulative operating income. Both of these measures were adjusted to account for the impact of CPR becoming a publicly traded company and for the revised performance period. DSU’s were credited to Named Executive Officers in 2002 in lieu of all or a portion of their cash award, in order to assist the Named Executive Officers in meeting their minimum shareholding requirements. For the Named Executive Officers, the awards ranged from 94% to 125% of base salary.

Chief Executive Officer Compensation

The pay-for-performance philosophy of CPR’s executive compensation program applies to CPR’s CEO, Mr. R.J. Ritchie. On an annual basis, the Compensation Committee reviews the compensation paid to chief executive officers at the comparator group of companies (i.e., large autonomous Canadian companies with revenues in excess of $1 billion), in order to assess the competitiveness of the CEO’s compensation. Based upon the recommendation of the Compensation Committee, the compensation of the CEO is approved by the board after careful assessment of his personal contribution to CPR’s performance. This assessment is based on a number of quantitative and qualitative factors, including CPR’s financial results, strategy formulation and implementation, and the CEO’s personal leadership and external relationships.

Mr. Ritchie is a participant in CPR’s Performance Incentive Plan, Stock Option Plan and Share Purchase Plan. His base salary and annual incentive compensation are targeted at the 50th percentile of the comparator group, while the stock-based compensation is targeted at the 75th percentile to bring his total direct compensation between the 50th and 75th percentile of CEOs at the comparator group of companies.

In 2002, Mr. Ritchie’s annual salary was increased to $725,000. He was granted an annual incentive award of $265,350 based on 2002 performance, all of which he elected to receive in DSUs. The performance criteria used to establish the amount of the award were CPR’s performance, as measured against its operating income target, and the Compensation Committee’s assessment of his individual performance against specific objectives relating primarily to financial performance, strategy formulation and organizational leadership. Mr. Ritchie’s award was adjusted from 35% of his target award level to 61% of his target award level for the reasons described in the third paragraph of the section herein titled “Annual Incentive Plan”. Mr. Ritchie received an LTIP award of $873,600, of which he elected to receive $389,027 in DSUs and the remainder in cash. As indicated earlier, the LTIP performance period expired as of December 31, 2001, although the final awards thereunder were paid at the end of 2002. Such awards were not included in setting compensation levels in 2002. An aggregate of 177,900 options were granted to Mr. Ritchie under the Stock Option Plan on February 19, 2002. Mr. Ritchie also received matching DSUs under the Senior Executives’ Deferred Share Unit Plan, in respect of Shares held by him.

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The relative weightings of the various components of the 2002 design of Mr. Ritchie’s total compensation, based on his target award levels under the Performance Incentive Plan and Stock Option Plan are set forth in the following table:

Compensation Component	Percentage of Total Compensation

Base Salary	21%

Performance Incentive Plan	13%

Stock Option Plan	54%

Benefits and Perquisites	1%

All Other Compensation (including pension)	11%

Total	100%

The foregoing report has been made by the members of the Management Resources and Compensation Committee of the board of directors:

Stephen E. Bachand (Chairman), James E. Newall, O.C., Dr. James R. Nininger, Michael E.J. Phelps, O.C., Michael W. Wright

Performance Graph

The following Performance Graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) from the period beginning October 3, 2001, the date on which CPRL Shares began to publicly trade, and ending December 31, 2002.

The dollar amounts indicated in the graph above and in the chart below are as of October 3, 2001, December 31, 2001, and December 31, 2002.

	Oct 2001	Dec 2001	Dec 2002

CPRL	100.00	142.60	140.57

S&P/TSX Composite Index	100.00	111.82	97.91

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Executive Compensation

The following disclosure of executive compensation provides information on the compensation of CPR’s Named Executive Officers, the CEO and CPR’s next four most highly compensated Executive Officers, during the year ended December 31, 2002.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

					Securities	Restricted
				Other	Under Options	Shares or
				Annual	& SARs	Restricted	LTIP	All Other
Name and		Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Principal Position	Year	($)	($)	($) (e)	(#) (f)	($)	($) (g)	($) (i)

R.J. Ritchie	2002	718,750	265,350	18,354	177,900	0	873,600	143,907
President and	2001	656,250	179,638	0	383,900	0	1,660,152 (h)	597,149
Chief Executive Officer	2000	518,750	271,950	0	45,000	0	620,000	0

E.V. Dodge (a)	2002	434,750	106,872	10,857	62,700	0	464,100	244,734
Executive Vice-President	2001	387,842	73,477	0	141,200	0	0	85,504
and Chief Operating Officer	2000	358,675	163,759	0	16,000	0	326,244	0

M.T. Waites (b)	2002	332,500	98,088	6,517	47,900	0	333,775	160,699
Executive Vice-President	2001	315,000	70,461	0	112,825	0	0	3,837
and Chief Financial Officer	2000	265,612	125,367	0	33,900	0	114,514	0

N.R. Foot (c)	2002	277,266	73,323	3,166	31,200	0	238,680	69,924
Senior Vice-President,	2001	231,667	30,516	0	60,600	0	0	2,630
Operations	2000	192,300	82,625	0	8,500	0	109,740	0

F.J. Green (d)	2002	277,266	72,235	3,182	30,600	0	238,680	70,490
Senior Vice-President,	2001	234,350	28,519	0	48,400	0	0	2,049
Marketing and Sales	2000	217,225	82,350	0	10,100	0	130,262	0

a.	Mr. Dodge was appointed Executive Vice-President and Chief Operating Officer in July 2001.

b.	Mr. Waites was appointed Executive Vice-President and Chief Financial Officer in March 2000.

c.	Mr. Foot was appointed Vice-President, Mechanical and Engineering Services in October 2000 and Senior Vice-President, Operations in July 2001.

d.	Mr. Green was appointed Vice-President, Yield and Asset Performance in August 2001 and Senior Vice-President, Marketing and Sales in April 2002.

e.	The value of perquisites and other personal benefits is not greater than the lesser of $50,000 and 10% of the total annual salary and bonus of each Named Executive Officer. For 2002, this value represents the dividend equivalents accrued during 2002 in respect of DSUs awarded under the Senior Executives’ Deferred Share Unit Plan.

f.	Represents options granted under the Stock Option Plan. For 2001, also represents replacement options granted under the terms of the Canadian Pacific Limited (“CPL”) Arrangement. Under the terms of the Arrangement, options granted under the CPL Stock Option Plan that were outstanding on the effective date of the Arrangement were cancelled and replaced with stock options in CPRL, CP Ships Limited, Fairmont Hotels & Resorts Inc., Fording Inc. and PanCanadian Energy Corporation, the successor companies of CPL following the Arrangement. The replacement options set out in the table represent CPRL replacement options only.

In addition, SARs are attached to 50% of the options set out in the table with the exclusion of performance-accelerated options.

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g.	LTIP payments for 2002 were made under the LTIP in place from January 1, 1999 to December 31, 2002. As a result of CPRL becoming a publicly traded company, the performance period was shortened by one year to December 31, 2001. The cash payout was based on measurable operational and financial targets at the end of the revised performance period adjusted for the impact of becoming public. The cash payout was made on December 31, 2002.

h.	Represents payout under the former CPL LTIP.

i.	Represents the value of Shares purchased by CPR pursuant to the matching provisions of the Share Purchase Plan. It includes the value of matching DSUs awarded under the Senior Executives’ Deferred Share Unit Plan.

Options and SAR Grants during 2002

The following table shows options and SARs granted under the Stock Option Plan for each of the Named Executive Officers for the fiscal year ended December 31, 2002.

				Market Value of
	Securities Under	% of Total Options/		Securities Underlying
	Options/SARs	SARs Granted	Exercise or	Options/SARs on
	Granted (#)	to Employees	Base Price	the Date of Grant
Name	(a)	in Fiscal Year	($/Security)	($/Security)	Expiration Date

R.J. Ritchie	86,100	5.7	30.50	30.50	2012/02/19
	91,800	6.1	30.50	30.50	2007/02/19

E.V. Dodge	34,800	2.3	30.50	30.50	2012/02/19
	27,900	1.8	30.50	30.50	2007/02/19

M.T. Waites	26,600	1.8	30.50	30.50	2012/02/19
	21,300	1.4	30.50	30.50	2007/02/19

N.R. Foot	17,800	1.2	30.50	30.50	2012/02/19
	13,400	0.9	30.50	30.50	2007/02/19

F.J. Green	12,500	0.8	30.50	30.50	2012/02/19
	13,400	0.9	30.50	30.50	2007/02/19
	4,700 (b)	0.3	34.30	34.30	2012/04/23

a.	Under the Stock Option Plan each Named Executive Officer was granted regular and performance-accelerated options to purchase Shares on February 19, 2002, at an exercise price of $30.50. SARs are attached to 50% of the regular options which expire 2012/02/19. Performance-accelerated options expire 2007/02/19. One half of regular options and SARs granted become exercisable two years after the grant and the balance become exercisable three years after the grant. Performance-accelerated options become exercisable on the fourth anniversary of the grant or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

b.	F.J. Green was awarded a special grant of regular options on April 23, 2002, at an exercise price of $34.30, in recognition of his promotion to Senior Vice-President, Marketing and Sales.

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Aggregated Option and SAR Exercises during 2002 and
Year-End Options and SAR Values
The following table sets out information on the exercise by each of the Named Executive Officers of options and SARs granted under the Stock Option Plan for the fiscal year ended December 31, 2002, and the option and SAR values at December 31,2002.

					Value of Unexercised
			Unexercised		in-the-money
			Options & SARs		Options & SARs
			at Fiscal Year-End		at Fiscal Year-End
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#) (a) (b)		($) (c)

R.J. Ritchie	0	0	54,400	507,400	917,002	1,278,770

E.V. Dodge	5,600	92,008	6,400	183,900	109,312	468,591

M.T. Waites	0	0	20,125	140,600	291,457	358,366

N.R. Foot	0	0	0	91,800	0	234,198

F.J. Green	0	0	0	79,000	0	187,687

a.	SARs are attached to 50% of the number of options set out in the table, with the exclusion of performance-accelerated options granted under the Stock Option Plan.

b.	One half of regular options and SARs granted become exercisable two years after the grant, and the balance become exercisable three years after the grant. Performance-accelerated options become exercisable on the fourth anniversary of the grant, or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

c.	The value of unexercised in-the-money options at December 31, 2002, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2002. The value of such underlying Shares on such date was $31.15. These options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

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Long-Term Incentive Plans — Awards in 2002
The following table describes the long-term incentive plan awards for the fiscal year ended December 31, 2002 for each of CPR’s Named Executive Officers.

			Estimated Future Payouts Under Non-Securities Price-Based Plans
	Securities, Units	Performance or Other
	or other Rights	Period Until Maturation	Threshold	Target	Maximum
Name	(#) (a)	or Payout (b)	($) (b)	($) (b)	($) (b)

R.J. Ritchie	0	January 1, 1999 to	0	840,000	1,680,000
		December 31, 2002

E.V. Dodge	0	January 1, 1999 to	0	446,250	892,500
		December 31, 2002

M.T. Waites	0	January 1, 1999 to	0	322,292	644,583
		December 31, 2002

N.R. Foot	0	January 1, 1999 to	0	229,500	459,500
		December 31, 2002

F.J. Green	0	January 1, 1999 to	0	229,500	459,500
		December 31, 2002

a.	This LTIP program provides for a cash payout at the end of the performance period based on measurable operational and financial targets.

b.	The LTIP awards made to the Named Executive Officers during the financial year ended December 31, 2002 were made under the plan in place from January 1, 1999 to December 31, 2002. The performance period was shortened by one year to December 31, 2001. No securities, units or other rights were awarded. On this basis cash awards were made to the Named Executive Officers as reported in the Summary Compensation Table on page 13.

Pension Plans

As at December 31, 2002, CPR maintained a contributory defined benefit pension plan (the “Basic Plan”) pursuant to which pensions are paid to eligible officers and employees of CPR at retirement. Under the Basic Plan, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan. The normal retirement age under the Basic Plan is 65. The pension is payable for the lifetime of the former Basic Plan member and continues to the surviving spouse at rates set forth in the Basic Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index. Under the Basic Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act.

CPR also maintained a non-contributory supplemental pension plan (the “Supplemental Plan”) in which Executive Officers participate. The Supplemental Plan provides pension benefits in excess of the maximum permitted under the Basic Plan. Annual incentive plan awards and notional awards approved by the Compensation Committee are included in the calculation of pensionable earnings (the best five year average of such awards is limited to the individual’s target level at retirement). The Supplemental Plan also provides additional benefits for executives who join the Basic Plan in mid-career.

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Both the Basic Plan and Supplemental Plan were amended effective January 1, 2001. In particular, effective January 1, 2001, management employees and officers were given the opportunity to participate in defined contribution (“DC”) pension provisions and to convert past service defined benefit entitlements as an initial deposit to their DC account. All newly hired management employees and officers will have the option to participate in the defined benefit or DC pension provisions. In addition, members of the Supplemental Plan may now retire with an unreduced pension at age 60.

The following table shows the aggregate annual retirement benefits payable under the Basic Plan and the Supplemental Plan upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2002 (exclusive of the amounts paid under the Canada Pension Plan or Quebec Pension Plan).

Annual Pension Payable upon Retirement at Normal Retirement Age

Remuneration	Years of Service
including bonus
	15	20	25	30	35

$	$	$	$	$	$

200,000	96,365	109,471	118,993	125,792	130,724

300,000	151,178	170,109	183,863	193,683	200,724

400,000	209,264	232,765	249,839	262,030	270,724

500,000	263,947	293,323	314,665	329,903	340,724

600,000	318,629	353,880	379,491	397,777	410,724

700,000	383,364	420,634	447,712	467,046	480,724

800,000	439,482	482,077	513,023	535,119	550,724

900,000	495,600	543,520	578,334	603,192	620,724

1,000,000	551,719	604,962	643,645	671,265	690,724

1,200,000	663,956	727,848	774,267	807,411	830,724

1,400,000	776,192	850,733	904,890	943,557	970,724

1,600,000	888,429	973,619	1,035,512	1,079,703	1,110,724

The respective years of credited service for pension plan purposes as of December 31, 2002 and at age 65 for the Named Executive Officers are: Mr. Ritchie, 32.5 and 35 years; Mr. Dodge, 33.6 and 35 years; Mr. Waites, 5.7 and 21.6 years; Mr. Foot, 27.2 and 35 years; Mr. Green, 24.6 and 35 years.

Severance Agreements

Each Named Executive Officer is entitled to receive, pursuant to the terms of severance agreements between CPR and the Named Executive Officers, certain severance benefits if a change in control of CPR occurs. For each Named Executive Officer, these benefits are triggered if, within the three-year period following the change in control, the individual’s employment is terminated by CPR other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits. In the case of the CEO, the benefits are also triggered if, within the three-year period following the change in control, the CEO resigns, provided he remains in his role for the first six months if so required by the acquiring company.

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Each Named Executive Officer will receive a lump sum severance payment equal to the base salary that such Named Executive Officer would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other Named Executive Officers). Each severance agreement also provides that the Named Executive Officer is entitled to certain benefits, including payments under CPR’s compensation plans and the continuation of certain insurance plan benefits for the duration of the severance period.

Compensation of Directors

Directors, other than the Chairman of the Board, are each paid a basic annual retainer of $25,000. In addition, members of board commitees are each paid an annual retainer of $3,000. The Chairman of each committee also receives an annual retainer of $5,000 in addition to the committee membership retainer. A fee of $1,500 is paid to each director and committee member for each meeting attended. The Chairman of the Board is paid an all-inclusive annual retainer of $200,000. Directors resident outside of Canada are paid the same face amount in U.S. dollars. All fees are paid quarterly and in arrears. Salaried Executive Officers of CPR are not compensated for serving as directors.

Pursuant to the Directors’ Deferred Share Unit Plan, directors have the choice of receiving compensation either in cash or in the form of DSUs. The DSUs are taken into account under the minimum share ownership guidelines, which are currently set at an amount equal to 400% the value of the basic annual retainer for the directors and $500,000 for the Chairman of the Board. The minimum share ownership level must be attained within five years of the director’s initial appointment or election to the board of directors.

Non-executive directors also participate in the Directors’ Stock Option Plan (“DSOP”) and receive an initial grant of 8,000 options upon joining the board of directors. Non-executive directors will receive an annual grant of 4,000 options on the third trading day on the Toronto Stock Exchange following each annual meeting of shareholders at which directors are elected. Subject to applicable securities rules, options granted under the DSOP may be exercised from time to time on and after the grant date. Options are exercisable during a ten-year period from the date of the grant. The maximum number of Shares approved for issuance under the DSOP is 500,000.

On April 17, 2002, each non-executive director received a grant of 4,000 options at an exercise price of $33.60.

Indebtedness of Directors, Executive Officers and Senior Officers

As at December 31, 2002 there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CPR to, any of the directors, Executive Officers or senior officers of CPR or any of their associates.

18	Canadian Pacific Railway

ADDITIONAL ITEMS

Directors’ and Officers’ Liability Insurance

CPRL carries on its own behalf, and on behalf of its subsidiaries, a directors’ and officers’ liability insurance policy. This policy has an annual aggregate coverage limit of $125,000,000 US subject to deductibles of either $250,000 US or $500,000 US ($250,000 US for all claims other than those related to securities) in cases where a director or officer is reimbursed by CPRL or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by CPRL in 2002 in respect of its directors as a group and its officers as a group (including officers of Canadian Pacific Railway Company) was $233,986 US and $510,514 US, respectively. The aggregate amount of the premium paid by the directors and officers of CPRL (including officers of Canadian Pacific Railway Company) in respect of the year 2002 was approximately $100 and $400, respectively.

Corporate Governance

CPRL and its board of directors believe that good corporate governance practices are essential to the effective management of the Corporation and to the protection of its investors, employees and other stakeholders.

Significant developments in corporate governance occurred during 2002. In the U.S., the Sarbanes-Oxley Act of 2002 (“SOA”), signed into law on July 30, introduced sweeping changes in corporate governance requirements for U.S. public companies, as well as for foreign private issuers, such as CPRL, whose securities trade on U.S. stock exchanges. Revised listing standards were also proposed by the New York Stock Exchange (“NYSE”) to the U.S. Securities and Exchange Commission (“SEC”) on August 16, although these will not come into force unless and until approved by the SEC.

The stated purpose of the SOA is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the U.S. securities laws. The SOA seeks, inter alia, to expand insider accountability by requiring officer certification of financial reports, prohibiting new personal loans to corporate insiders, and enhancing disclosure requirements with respect to the accuracy and timeliness of financial reports, off-balance sheet transactions and pro forma financial information. It also prescribes new duties for public company audit committees, mandates that such committees be comprised entirely of independent members, and requires certain disclosures about the financial expertise of audit committee members. In addition, the SOA contains provisions designed to reinforce the independence of external auditors of public companies and increase external auditor oversight. Finally, the SOA significantly broadens the sanctions applicable to certain corporate misconduct.

Not all provisions of the SOA are in force at this time. Many of them will take effect only after the SEC has adopted final rules implementing the new requirements and clarifying their scope and application. Foreign private issuers, such as CPRL, are subject to most, but not all, of the provisions of the SOA. For example, while the chief executive officers and chief financial officers of U.S. public companies are required to certify their companies’ quarterly and annual financial reports on Forms 10-Q and 10-K, the certification requirement applies only to annual financial reports of foreign private issuers that do not file quarterly reports on Form 10-Q.

Canadian securities regulators and the Toronto Stock Exchange (“TSX”) are currently engaged in a review of corporate governance standards applicable to Canadian public companies. In April of 2002, the TSX published for public comment proposed changes to its corporate governance standards. Following the enactment of the SOA, the TSX initiated a review of its proposed standards in light of the new U.S. legislation. While the review continues, TSX-listed companies have been advised by the TSX to disclose their corporate governance practices against the current TSX guidelines

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contained in Part IV, Section 472 — 475 of the TSX Company Manual, although they may, at their discretion, provide additional disclosure in reference to the proposed amendments.

The Ontario Securities Commission has also undertaken a review of its corporate governance requirements.

The outcome of these reviews is uncertain at this time, although it is possible that some proposals may be introduced during 2003.

Corporate governance practices at CPRL have been and continue to be of the highest standard and in compliance with applicable Canadian and U.S. requirements. Following the release of the proposed revisions to the TSX corporate governance guidelines and the enactment of the SOA, CPRL undertook a comprehensive review of its governance policies and procedures and continues to monitor developments in Canada and the U.S. with a view to further revising its governance policies and practices, as appropriate.

CPRL’s disclosure addressing each of the TSX’s corporate governance guidelines is attached to this Circular as Appendix 1. Information is also provided therein in reference to some of the proposed TSX corporate governance guideline amendments, notwithstanding that such amendments are not currently in force.

This disclosure statement, including Appendix 1, has been prepared by the Corporate Governance and Nominating Committee of the board and has been approved by the board of directors.

Shareholder Proposals

Any shareholder proposals to be included in the Circular to be issued in respect of the 2004 annual meeting of shareholders must be received by the Vice-President, Strategy and Law, Corporate Secretary by November 21, 2003.

Availability of Documents

Copies of the following documents are available on written request to the office of the Corporate Secretary at Suite 2000, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2002 Annual Information Form (which Form is filed with the United States Securities and Exchange Commission as a Form 40 — F), the 2002 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2002, together with the auditors’ report thereon and Management’s Discussion and Analysis of financial condition and results of operations, the interim financial statements for periods subsequent to December 31, 2002, and this Circular.

Directors’ Approval

The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice of Meeting, and to the auditors of the Corporation have been approved by the directors of CPRL.

Marcella M. Szel, Q.C. Vice-President, Strategy and Law, Corporate Secretary	Calgary, Alberta February 18, 2003

20	Canadian Pacific Railway

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

1. Board should explicitly assume responsibility for stewardship of the Corporation and specifically for:	Yes	The board has adopted Terms of Reference and a Mandate setting forth its stewardship responsibilities. The Terms of Reference provide, inter alia, that as the board has plenary power, its Terms of Reference are intended not to limit the powers of the board but to assist it in the exercise of its powers and the fulfillment of its duties.

a. adoption of a strategic planning process	Yes	One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. At this meeting the board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the board.

b. identification of principal risks, and implementation of risk management systems	Yes	In accordance with its Terms of Reference and Mandate, the Audit, Finance and Risk Management Committee (“Audit Committee”) discusses guidelines and policies to govern the processes by which risk assessment and risk management are handled, including the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures. Both the Audit Committee and the full board monitor systems that have been put in place to address risks identified by the Corporation and periodically review reports by management in respect of those risks.

c. succession planning including appointing, training and monitoring senior management	Yes	The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of Vice-President and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

d. communications policy	Yes	The board of directors has adopted a Disclosure and Insider Trading/Reporting Policy, which prescribes the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The board has also appointed a Disclosure Policy Committee comprised of senior financial, legal, investor relations, communications and business officers. The committee reports to the board and is responsible for overseeing and monitoring

Canadian Pacific Railway	21

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, management’s discussion & analysis, management proxy circular, and all quarterly earnings releases and financial statements, which are also approved by the board or one of its committees, in each case before they are distributed. Under the direction of the CEO and Chief Financial Officer, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof and reports to the Audit Committee quarterly thereon. The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the board, senior management and the Disclosure Policy Committee.

e. integrity of internal control and management information systems	Yes	The board, through the Audit Committee, oversees the integrity of the Corporation’s internal control and management information systems, which are designed, monitored and periodically reviewed by the CEO, the Chief Financial Officer, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors.

2.    Majority of directors should be “unrelated” (i.e. independent from management and free from any interest, business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding in the Corporation)
Yes	If the proposed directors are elected to the board, 10 out of 11 directors will be unrelated to the Corporation.

R.J. Ritchie, President and CEO, is the only board member who is considered by the board to be related.

It is the board’s policy that all the directors shall meet applicable requirements for board service, and that a majority of the directors shall meet the requirements and guidelines with respect to being independent or unrelated to the Corporation, as set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. The board’s Terms of Reference provide that the determinations as to whether a particular director satisfies the requirements for board membership shall be affirmatively made by the full board.

22	Canadian Pacific Railway

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

3. Disclose for each director the principles supporting the determination of whether directors are “unrelated”	Yes	J.E. Newall R.J. Ritchie	Unrelated — is Chairman of the Board of Directors of the Corporation Related — is President and CEO of the Corporation

Neither Mr. Newall nor any other directors, except Mr. Ritchie, has:
- worked for CPRL;
- significant business or other relationships with CPRL;
- received remuneration from CPRL in excess of directors’ fees.

Other directors proposed for re-election:

S.E. Bachand	Unrelated
J.E. Cleghorn	Unrelated
J. Lamarre	Unrelated
J.R. Nininger	Unrelated
M. Paquin	Unrelated
M.E.J. Phelps	Unrelated
R. Phillips	Unrelated
The Viscount Weir	Unrelated
M.W. Wright	Unrelated

4. Appoint a committee responsible for proposing and assessing directors	Yes	The Mandate of the Corporate Governance and Nominating Committee (“Governance Committee”) of the board includes:
- recommending candidates for election to the board;

-  reviewing and determining, on an annual basis, after considering the board criteria for selecting new directors and in light of the opportunities and risks facing the Corporation, the competencies, skills and personal qualities required in new directors in order to add value to the Corporation; and

- recommending candidates for filling vacancies on the board.

All members of the Governance Committee are non-management and unrelated.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	The Mandate of the Governance Committee includes:
-  annually reviewing and evaluating the performance and effectiveness of the board, its committees, including the Governance Committee, and individual directors and making recommendations thereon; and

- reviewing, at least annually, the composition and Terms of Reference of the board and its committees and making recommendations thereon to the board.

Formal processes are being implemented for the conduct of the aforementioned evaluations and reviews.

Canadian Pacific Railway	23

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

6. Provide orientation and education programs for new directors	Yes	The Corporate Secretary’s Office prepares a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors, which is updated twice annually and distributed to all directors.

Presentations are made periodically to the board on different aspects of CPR’s business and operations, and the board is periodically escorted on educational tours of operating sites.

Detailed annual board and board committee meeting schedules and agendas are provided to all prospective and existing directors in advance and are reviewed and updated on an ongoing basis. As well, prospective board candidates are provided with the Terms of Reference and Mandates of the board and all board committees, as well as general information about the Corporation’s business and operations, including its most recent disclosure documents.

7. Examine size of board, with a view to its effectiveness	Yes	CPRL believes that its board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The board and the Governance Committee review the contributions of the directors and consider whether the current size of the board promotes effectiveness and efficiency. As indicated above, pursuant to its Terms of Reference and Mandate, the Governance Committee is specifically required to review, at least annually, the composition of the board and board committees.

The board believes that its current membership of 11 directors is within the desirable range and allows the board to deliberate effectively.

8. Review adequacy and form of compensation of directors in light of risks and responsibilities	Yes	The Mandate of the Governance Committee includes conducting at least annually a review of compensation for board and committee service. In determining directors’ compensation, the Governance Committee considers, among other factors, time commitment, compensation provided by comparative companies, and risks and responsibilities.

9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	All committees of the board are comprised solely of unrelated directors.

10. Assume or appoint a committee with responsibility for approach to corporate governance issues	Yes	The Governance Committee is responsible for developing the Corporation’s approach to corporate governance issues. The committee’s Mandate includes:

- developing, recommending to the board and reviewing from time to time a set of corporate governance principles and a code of business ethics applicable to the Corporation;

24	Canadian Pacific Railway

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

-  monitoring compliance with the code of business ethics and waivers from compliance with the code and ensuring that any issues relating to governance which are identified by the directors are raised with management;
-  reviewing and, if deemed appropriate, approving any waivers of the code of business ethics for executive officers or directors and promptly disclosing such waivers to the shareholders;
-  reviewing, at least annually, the Terms of Reference of the board and its committees and recommending changes;
-  recommending the composition of the various committees of the board; and
-  undertaking such other initiatives as are necessary or desirable to provide effective corporate governance for the Corporation.

The Governance Committee did not approve any waivers of the code of business ethics for any executive officers or directors of the Corporation.

11.  Board, together with CEO, to develop position descriptions for the board and CEO, defining limits to management’s responsibility. Board to approve or develop CEO’s corporate objectives and assessing CEO against such objectives.
	Yes	The board has adopted its own Terms of Reference and a Mandate which assist it in exercising its overall plenary powers and fulfilling its duties. The Terms of Reference provide that management is responsible for the management of the Corporation and the board is responsible for stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to, management. Any responsibility which is not delegated to senior management or a board committee, or which is not within the general responsibility of senior management in accordance with the aforementioned division of duties, remains with the full board.

In addition to those matters that must by law be approved by the board, management is required to seek board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.

The Mandate of the Compensation Committee includes making recommendations to the board concerning the structure and reporting relationships of senior management, including the CEO, and designing the performance evaluation process and establishing performance objectives and measures for the CEO, and conducting formal CEO performance reviews. An annual CEO performance evaluation process has been developed by the Compensation Committee. The CEO’s annual performance objectives address all key elements

Canadian Pacific Railway	25

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

12. Establish structures and procedures to enable the board to function independently of management	Yes	The Governance Committee, which is comprised of all the non-management and unrelated members of the board of directors, meets without the CEO or other management present prior to every meeting of the board of directors. It is chaired by J.E. Newall, a non-management and unrelated director.

13. Establish an Audit Committee with a specifically defined mandate	Yes	As indicated above, the board has appointed an Audit Committee comprised solely of non-management and unrelated directors. The Mandate of the Audit Committee includes:
-  annually reviewing reports from the Corporation’s external auditors describing: (1) all critical accounting policies and practices discussed with management, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative treatments, and the treatment preferred by the external auditors, and (3) other material written communications between the external auditors and management;
-  reviewing any reports on the above or similar topics, prepared by management or the internal auditors, and discussing with the external auditors any material issues raised in such reports and the external auditors’ judgment about the quality, not just the acceptability, of the accounting principles applied to the Corporation’s financial reporting;
-  reviewing with management and the external auditors, before completion of the annual audit, the annual financial statements, the report of the external auditors thereon and the related management’s discussion & analysis;
-  reviewing and recommending to the board for approval, the audited financial statements, annual information form, management’s discussion & analysis, as well as approving the public release thereof by management;
-  discussing earnings press releases and financial information and earnings guidance provided to analysts and rating agencies;
-  being directly responsible, subject to applicable law, for the appointment, retention, termination, compensation and oversight of the external auditors;
-  reviewing and discussing with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its

26	Canadian Pacific Railway

APPENDIX 1     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL Align
Corporate Governance Guideline	with TSX Guideline	Comments

   affiliates in order to determine the external auditors’ independence;
-  setting clear policies for the hiring by the Corporation of employees or former employees of the external auditors;
-  pre-approving all audit and non-audit services to be provided to the Corporation by the external auditors, as well as the fees to be paid for such services;
-  overseeing the internal audit function by, among other things, reviewing senior management action with respect to the appointment or dismissal of the Director of Internal Audit and affording the Director of Internal Audit unrestricted access to the Audit Committee;
-  reviewing with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest;
-  reviewing with management, the internal and external auditors, the Corporation’s financial reporting processes and internal controls and their compliance with legal and regulatory requirements and with the Corporation’s policies;
-  establishing procedures for: (1) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
-  meeting separately with management, the external auditors and the internal auditors at least once every quarter to discuss matters including any audit problems or difficulties and management’s response thereto;
-  reviewing all major financings, including related prospectuses and information circulars, as well as the Corporation’s financing plans and strategies;
-  reviewing management’s plans regarding any changes in accounting practices or policies and the financial impact thereof;
-  discussing guidelines and procedures to govern the process by which risk assessment and risk management are handled, including the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures;
-  reviewing management’s program to obtain appropriate insurance to mitigate risks; and reviewing management’s program to ensure compliance with the Corporation’s Code of Business Ethics.

14. Implement a system to enable individual directors to engage outside advisers, at the Corporation’s expense	Yes	Individual directors may, with the authorization of the Governance Committee, engage outside advisors at the expense of the Corporation.

Canadian Pacific Railway	27

CANADIAN
PACIFIC
RAILWAY

Suite 500 Gulf Canada Square 401 - 9th Avenue SW Calgary Alberta T2P 4Z4 www.cpr.ca TSX/NYSE: CP

Responsible Care:
A Total Commitment®

Printed in Canada

Computershare Trust Company of Canada
Transfer Agent for Canadian Pacific Railway Limited
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-332-0095
514-982-7800
www.computershare.com

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example. A B C 1 2 3 X Fold

Proxy Form — Annual Meeting of Shareholders to be held on April 28, 2003

Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). This proxy should be read in conjunction with the accompanying Notice of the Meeting and Management Proxy Circular.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual we may require documentation evidencing your power to sign the proxy with signing capacity stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK !

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to lodge your vote. Have this proxy in hand when you call.
Receive Documents Electronically — You can enroll to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below.

To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically (Within Canada and U.S.)
Call the toll free number listed BELOW from a •Go to the following web site: • You can enrol to receive future securityholder touch tone telephone. There is NO CHARGE www.computershare.com/ca/proxy communications electronically, after you vote for this call. using the internet. If you don’t vote online, you can still enrol at:
1 866 871-7158 www.computershare.com/ca/consent

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., (Mountain Time), on April 25, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

I/We being holder(s) of Common Shares of Canadian Pacific Railway Limited hereby appoint: Robert J. Ritchie, or failing him Edwin V. Dodge, or failing him Michael T. Waites	OR	Print the name of the person you are appointing if this person is someone other than the named appointees as my/our proxy with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to vote as the proxy sees fit on amendments to such matters and on all other matters that may come before the Annual Meeting of Shareholders of Canadian Pacific Railway Limited to be held in Vancouver, British Columbia, on Monday, April 28, 2003, at 9:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

1.     Election of Directors

The proposed nominees named in the accompanying Management Proxy Circular are:
01. Stephen E. Bachand, 02. John E. Cleghorn, 03. Jacques Lamarre, 04. James E. Newall, 05. Dr. James R. Nininger, 06. Madeleine Paquin, 07. Michael E.J. Phelps, 08. Roger Phillips, 09. Robert J. Ritchie, 10. The Rt. Hon., The Viscount Weir, 11. Michael W. Wright

FOR all nominees listed above	☐

FOR all nominees listed above (except for nominees listed to the right from whom I withhold my vote)	☐		Please specify the number of the individual(s):

WITHHOLD vote for all nominees	☐

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as Auditors	For	Withhold
	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

2002 ANNUAL REPORT

# Canadian Pacific Railway

Ingenuity.

CHAIRMAN’S MESSAGE 2002 was a challenging and successful year for Canadian Pacific Railway.
It was CPR’s first full year as an independent public company since its spin-off from Canadian Pacific
Limited. I am pleased to report that CPR has emerged from this planned and orderly transition as a reinvigorated organization with renewed purpose and a strong vision.

GOOD GOVERNANCE
IS GOOD BUSINESS.

Our company proved in 2002 that it can perform very well on its own, even when confronting adverse circumstances beyond its control. In 2002, these included a mixed economic recovery and a drought on the Canadian prairies that significantly reduced grain revenue.

The management and employees of CPR responded vigorously to these challenges, capitalizing on changing market dynamics and well-timed investments. The results of their efforts were a record level of operating income for CPR and the best operating ratio in the company’s long history. CPR is closing in steadily on management’s committed target of a 73% operating ratio.

It is my job as Chairman to ensure shareholders have an effective Board of Directors that, chief among its responsibilities, puts in place the processes and structures needed for the highest standard of governance. Simply put, good governance is good business.

In particular, I strongly believe that a Board of Directors should be comprised of seasoned individuals with diverse industry experience and sound business judgment. I am satisfied that CPR’s Board meets this standard and that the Board and its committees clearly understand their roles as articulated in the committee charters. CPR’s Board and its committees also have independent access to legal, financial and other specialized resources, as well as to internal and external audit staff.

The talents of our Board members combined with role clarity and independent access to resources and audit personnel provide for the effective oversight of CPR’s operations and business performance. This creates a solid foundation for CPR’s governance framework.

Every year brings new challenges and undoubtedly 2003 will be no different. However, I am confident that with the Board, the management, and the employee team we have in place, CPR will meet all the challenges the world throws at it and we will continue to build our company for future growth.

J.E. Newall
Chairman of the Board

PRESIDENT’S MESSAGE Canadian Pacific Railway had its most profitable year ever in 2002 on the basis of operating income. While I am pleased with our results, it is imperative that we continue to improve our performance so that we have an even greater degree of freedom to build our company and grow shareholder value.

2002 WAS CPR’S MOST
PROFITABLE YEAR EVER.

Looking forward, I have set down three aggressive financial performance targets for CPR in the medium term: a 73 % operating ratio; a 10 % return on capital employed after tax; and $200 million cash flow before dividends.

Our eyes are set firmly on those targets and in 2002 CPR made steady progress towards them despite a challenging market environment.

Operating income in 2002, excluding non-recurring items(1), was a record at $857 million, up 2 % from $841 million in 2001. CPR’s operating ratio was the best ever at 76.6%, a 70-basis point improvement over 2001, excluding non-recurring items(1). Free cash flow after dividends was a record at $132 million.

Return on capital employed after tax was 9.1%.

2002 was also a record year for revenue in our intermodal and automotive lines of business, and employee productivity reached an all-time high. Moreover, it was our safest year ever for train operations and our employees achieved an on-the-job safety record.

These achievements stem from the fundamental strength, responsiveness, and flexibility of our company today.

We have invested in new assets to support scheduled railway operations,as well as CPR’s company-wide safety, service and productivity initiatives. These investments are bringing strong returns. Our employees are applying their ingenuity and entrepreneurial spirit for the benefit of all CPR stakeholders.

Our flexible Integrated Operating Plan accommodates changing traffic patterns and our diverse commodity mix is allowing CPR to perform well even under adverse market conditions.

We experienced adverse conditions in 2002 as drought reduced the grain crop to one of the smallest ever to come off the Canadian prairies and sales by our coal customers declined. Grain revenue was off 16 % and coal revenue fell 7%. In response, our employees moved quickly to stay ahead of shifting traffic patterns in the intermodal and automotive businesses, and we capitalized on well-timed investments in track capacity and facilities to support our truck-competitive services. As a result, intermodal revenue increased 10 % and automotive revenue rose 9%, and our industrial products business showed renewed strength in the last quarter of 2002. This put us on a solid footing going into 2003.

On balance, revenues were $3,666 million,down $33 million or 1 % from 2001. When the effect of drought on grain revenue is excluded, CPR generated revenue growth of about 3%.

We have earned a reputation for very effective expense management and our results in 2002 demonstrated continued success in this critical area. Operating expenses were reduced by $49 million or 2%

to $2,809 million, excluding non-recurring items(1).

Our company has never been more efficient. Employee productivity, as measured by gross ton-miles of freight handled, rose 4 % in 2002. Freight car utilization is at its highest ever and our fuel consumption rate has never been lower.

Safety remains our Number One priority and CPR continues to lead the industry in safe train operations. Good environmental stewardship runs parallel with our safety effort. In 2002, an independent team verified that CPR’s environmental, safety, health and community outreach efforts meet the rigorous standards of Responsible Care®. As a Responsible Care® partner, CPR is committed to continuously improving railway and public safety.

However, it saddens me to report that we suffered one fatal work accident in 2002, as well as a serious train derailment that adversely affected the community of Minot, North Dakota. These tragic events reinforce our conviction that when it comes to safety, our job can never be finished.

We demonstrated repeatedly in 2002 the strength, depth and value of our world-class Integrated Operating Plan. The Integrated Operating Plan is our foundation for running a scheduled railway, and it gave us the agility we needed to capitalize on dramatically changing circumstances in many of our markets. These included a sudden rise in feed grain shipments to drought-stricken central Alberta from the U.S. Midwest, a strike at the Port of Vancouver that saw export grain diverted north to Prince Rupert, record container imports through the Port of Vancouver for Chicago, and a surge in intermodal and automotive volumes over our lines north of the Great Lakes where track capacity was expanded earlier in the year.

We were able to quickly put resources where they were needed and to use them efficiently. As a result, service levels improved through the year even as volumes and traffic type shifted in different rail corridors. Costs per train-mile declined and profitability increased.

CPR has demonstrated it can continuously adapt to customers’ changing needs, and do it profitably. Our Integrated Operating Plan, whose stamp is on this success, is a finalist for the international Franz Edelman Award for achievement in management sciences.

We have confidence in our new initiatives to grow the top line. CPR’s Expressway product for truck trailers, and our Connetix reload service, which gives shippers of resource products access to CPR’s mainline from distant production facilities, went from strength to strength in 2002. Our co-location initiative, under which major retailers have built regional distribution facilities next to our intermodal terminals, helped produce intermodal’s record year. We expect further growth from these initiatives in 2003.

The rail industry is at the centre of many of today’s critical issues. Rail provides solutions for improving North America’s productivity, border security and efficient flow of people and trade. Rail helps lower greenhouse gas emissions, improve the safety of our roads and reduce traffic congestion in our crowded cities. We are putting significant effort into getting that message across to policy makers because everyone benefits from a rail industry functioning at its true potential. This motivates and drives us, and I firmly believe our company’s best years lie ahead.

I want to thank our Board and our employees, customers and shareholders for their unflagging support. Together, we are playing to win.

Robert J.Ritchie
President and
Chief Executive Officer

(1) Further information, including non-recurring items and foreign exchange gains and losses on long-term debt, is available on page 2.

1 7 9	operating results other income statement items changes in accounting policy; liquidity and capital resources	11 18 19 21	business risks and critical accounting estimates forward-looking information quarterly financial data auditors’ report	22 25 57 58	consolidated financial statements notes to consolidated financial statements five-year summary shareholder information

MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis supplements the consolidated financial statements and related notes contained in the 2002 Annual Report to Shareholders. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

OPERATING RESULTS

Canadian Pacific Railway Limited’s (“CPR’’ or “the Company’’) operating income was $857 million for 2002, reflecting an increase of $40 million over $817 million in 2001 and an increase of $12 million over $845 million in 2000. Excluding non-recurring items, full-year operating income of $857 million for 2002 increased $16 million over $841 million in 2001 and $12 million over $845 million in 2000. CPR’s operating ratio (total operating expenses divided by total revenues), excluding non-recurring items, for 2002 was 76.6%, an improvement of 0.7 points from 2001 and an improvement of 0.3 points from 2000. CPR posted record results for operating income and operating ratio in 2002.

Total revenues in 2002 were $3,666 million, a decrease of $33 million from $3,699 in 2001 and an $11-million increase over $3,655 million in 2000. Freight revenues in 2002 were $3,472 million, a decrease of $25 million from 2001 and a $12-million increase over 2000.

Operating expenses were $2,809 million in 2002, $2,882 million in 2001 and $2,810 million in 2000. Operating expenses in 2002, excluding non-recurring items, were $2,809 million, down $49 million from $2,858 million in 2001 and down $1 million from $2,810 million in 2000.

Net income was $496 million in 2002, $373 million in 2001 and $503 million in 2000. Diluted earnings per share were $3.11 in 2002, $2.34 in 2001 and $3.17 in 2000. Excluding non-recurring items and foreign exchange gains and losses on long-term debt, CPR’s income in 2002 was $407 million compared with $380 million in 2001 and $410 million in 2000. Diluted earnings per share, excluding non-recurring items and foreign exchange gains and losses on long-term debt, were $2.56 in 2002, compared with $2.39 in 2001 and $2.58 in 2000. Net income increased in 2002 due to a decline in operating expenses as CPR continued to focus on containing costs, as well as strong growth in several business sectors that offset a decrease in grain revenues stemming from a prolonged drought in Canada’s grain growing region. Interest expense increased $33 million over 2001 and $75 million over 2000.The increase reflected the full-year impact of CPR’s new capital structure, with increased debt following the spin-off of the Company from Canadian Pacific Limited (“CPL’’) in October 2001. Other charges, excluding foreign exchange gains and losses on long-term debt, decreased $5 million from 2001 and remained relatively flat compared with 2000.

CPR’s results,excluding foreign exchange gains and losses on long-term debt and non-recurring items as defined in this Management’s Discussion and Analysis (“MD&A’’), are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, may not be readily comparable to similar measures of other companies.

A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income is presented below.

SUMMARIZED CONSOLIDATED STATEMENT OF EARNINGS

Reconciliation of Non-GAAP Earnings to GAAP Earnings

year ended December 31 (in millions)	2002	2001	2000

Revenues	$3,665.6	$3,698.6	$3,655.1
Operating expenses,excluding spin-off related and incentive compensation charges(1)	2,809.1	2,857.6	2,809.9

Operating income,excluding spin-off related and incentive compensation charges in 2001 of $24.5 million(1)	856.5	841.0	845.2
Other charges,excluding foreign exchange gains and losses on long-term debt (“FX on LTD”) and bridge financing fees related to spin-off(1)	21.8	26.4	21.0
Interest expense	242.2	209.6	167.0
Income tax expense,excluding FX on LTD, income tax recovery and income tax on non-recurring items(1)(2)	185.2	224.7	247.1

Income, excluding non-recurring items and FX on LTD(1)(2)	407.3	380.3	410.1
FX on LTD(2) (net of tax)	16.7	(48.2)	(39.2)
Non-recurring items:
Spin-off related and incentive compensation charges	—	(24.5)	—
Bridge financing fees related to spin-off	—	(17.2)	—
Income tax recovery	72.0	64.0	131.7
Income tax on non-recurring items	—	18.1	—

GAAP net income(2)	$496.0	$372.5	$502.6

Basic earnings per share,excluding non-recurring items and FX on LTD(1)(2)	$2.57	$2.40	$2.59
Diluted earnings per share,excluding non-recurring items and FX on LTD(1)(2)	$2.56	$2.39	$2.58
Basic earnings per share(2)	$3.13	$2.35	$3.18
Diluted earnings per share(2)	$3.11	$2.34	$3.17

(1)	Excludes non-recurring items, as described under Non-Recurring Items in this MD&A. These earnings measures have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, may not be readily comparable to similar measures of other companies.
(2)	Restated. Effective January 1, 2002, CPR was required to adopt retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of FX on LTD.

Non-recurring Items
In 2002, there was one nonrecurring item totalling $72 million resulting from a favourable income tax ruling relating to prior years. In 2001, non-recurring items totalled $25 million ($14 million after tax) in spin-off related and incentive compensation charges, $17 million ($10 million after tax) for bridge financing fees related to the spin-off, and $64 million in income tax rate related recoveries. In 2000, non-recurring items consisted of a $132-million reduction in the future income tax liability associated with a decrease in the Canadian federal income tax rates.

Volumes
Despite the effect on grain volumes of a prolonged Canadian

prairie drought, CPR’s total traffic volumes decreased only slightly due to its balanced commodity mix. Gross ton-miles (“GTM’’) in 2002 were 207,810 million, a decrease from record volumes of 211,157 million GTMs generated in 2001 and a decrease from volumes of 210,719 million GTMs in 2000.

year ended December 31 (unaudited)	2002	2001	2000

Freight revenues (in millions)
Grain	$631	$749	$755
Coal	443	474	388
Sulphur and fertilizers	401	381	426
Forest products	360	354	366
Industrial products	422	431	438
Intermodal	882	804	782
Automotive	333	304	305

Total freight revenues	$3,472	$3,497	$3,460

Carloads (in thousands)
Grain	291	343	351
Coal	352	379	315
Sulphur and fertilizers	174	170	185
Forest products	174	172	179
Industrial products	272	276	286
Intermodal	1,006	917	904
Automotive	178	166	175

Total carloads	2,447	2,423	2,395

Revenue ton-miles (in millions)
Grain	20,808	24,785	25,329
Coal	21,904	24,229	20,695
Sulphur and fertilizers	15,737	14,941	16,169
Forest products	11,014	10,684	11,502
Industrial products	12,801	13,033	13,349
Intermodal	22,493	20,347	20,778
Automotive	2,932	2,603	2,587

Total revenue ton-miles	107,689	110,622	110,409

REVENUES

Freight revenues in 2002 were $3,472 million, a decrease of $25 million from freight revenues of $3,497 million in 2001. CPR’s balanced commodity mix mitigated the impact of the drought-induced drop in Canadian grain revenue and reduced sales of coal by customers. As a result, CPR ended 2002 with a decrease of less than 1 % in freight revenues compared with 2001 and an increase of $12 million over 2000.

Grain
Revenues of $631 million in 2002 were down $118 million from 2001 and down $124 million from 2000. Canadian grain shipments were severely affected by the drought conditions that have prevailed over the Canadian prairies for the last two growing seasons, which reduced production to its lowest level in 25 years. Canadian grain revenues were also adversely affected by a labour disruption at the grain handling facility at the Port of Vancouver. As a result, grain volumes normally shipped directly to the Port of Vancouver were diverted to another carrier at Edmonton, Alberta, resulting in reduced haulage revenue for CPR. An increase in U.S.-originated grain shipments partially offset the challenges in Canada. Strong demand from

Canadian prairie feed markets and favourable world market conditions for wheat resulted in increased shipments into Alberta and higher export volumes through the U.S. Pacific Northwest via the joint CPR-Union Pacific Railroad service known as CanAm, which was introduced in 2001.

Coal
Revenues were $443 million in 2002, down $31 million from $474 million in 2001 and up $55 million over $388 million in 2000. Volumes decreased from 2001 due to lower export and North American sales of Canadian metallurgical coal. This was offset partially by increased U.S. coke and thermal coal traffic resulting from new contracts for shipments from CPR’s Indiana coal territory to the Wisconsin market.

Sulphur and Fertilizers
Revenues were $401 million in 2002, an improvement of $20 million over $381 million in 2001 and a decline of $25 million from $426 million in 2000. A significant portion of the growth in 2002 was attributable to CPR’s market share increase in the export potash transportation business. Chemical fertilizer shipments were marginally weaker in 2002 compared to 2001. As a result of increased demand, revenues from the shipment of sulphur to domestic markets increased year over year. Revenues in 2001 declined from 2000 due to weaker offshore demand for potash, depressed sulphur markets and reduced demand by U.S. phosphate fertilizer producers.

Forest Products
Revenues of $360 million in 2002 were up by $6 million over $354 million in 2001 and down by the same amount from $366 million in 2000. Higher revenues from lumber and pulp were partially offset by reduced shipments of paper and newsprint. An increase in lumber shipments, despite U.S. countervailing duties imposed on Canadian producers, accounted for a significant portion of the gain. Demand for lumber during the year was strong as a result of low interest rates and solid housing demand in Canada and the U.S. Revenues from pulp increased in 2002 stemming from a shift to longer-haul traffic and increased shipments as producers responded to growing demand. A decline in paper and newsprint revenues was largely driven by weak demand for printing paper. In 2002, CPR continued its fleet renewal program, putting its 100-ton boxcar fleet into service. The new cars resulted in increased customer demand due to higher carrying capacity and greater loading and unloading efficiency.

Industrial Products
Revenues of $422 million in 2002 were down $9 million from $431 million in 2001 and down $16 million from $438 million in 2000. Plant closures by CPR customers in 2002 and 2001 had a negative impact on revenues in both years. Most notable was 3M Company’s closure of its roofing granule plant in Ontario in 2002 and the mid-2001 closure of Methanex Corporation’s methanol plant in Alberta.
Revenues in 2002 also decreased as a result of reduced frac sand shipments due to lower oil and gas drilling activity in Alberta, soft steel demand and a decrease in CPR’s glycol and styrene transportation business.

Intermodal
Revenues of $882 million in 2002 exceeded 2001 revenues of $804 million by $78 million and exceeded 2000 revenues of $782 million by $100 million. Improved revenues were realized across all sectors of CPR’s intermodal portfolio. In the domestic market, growth in the retail and consumer segments was driven by higher traffic volumes from long-term major customers Hudson’s Bay Company, Zellers Inc., Canadian Tire Corporation, Limited and Consolidated Fastfrate, Inc. Westfair Foods Ltd., a new customer, continued to consolidate its warehousing and distribution facilities with CPR, and its strong retail sales translated into increased CPR revenues. CPR’s import-export business experienced very strong revenue growth during 2002. Traffic flows through both the Port of Vancouver and the Port of Montreal were up significantly, supported by strong consumer demand. Volumes also increased due to the diversion of cargo from U.S.West Coast ports, new accounts and growth in CPR’s Chicago and U.S. Northeast corridors.

Automotive
Revenues for 2002 were $333 million, up $29 million over $304 million in 2001 and $28 million over $305 million in 2000. Consumers, motivated by dealer incentives and the introduction of several new models, increased demand for vehicles. During 2002, CPR

developed new DaimlerChrysler business, shipping from St. Louis and Mexico into Eastern Canada, and new Ford business, shipping from Chicago to Vancouver. Other contributions to the strong performance in this sector included production increases at Ford’s St. Paul facility, strong General Motors production in Mexico, and the expansion of Toyota’s Cambridge, Ontario facility.

Other Revenues
Other revenues for the year ended December 31, 2002, were $194 million, a decrease of $8 million from 2001 and a decline of $1 million from 2000. Other revenues were derived mainly from switching fees, building rentals and gains on sales of real estate.

PERFORMANCE INDICATORS

year ended December 31	2002	2001		2000

Gross ton-miles (GTM) of freight (millions)	207,810	211,157		210,719
Freight revenue per revenue ton-mile (cents)	3.22	3.16		3.13
Total operating expenses per train-mile (dollars)(1)	73.35	74.88		71.83
Average number of active employees(2)	16,116	16,987		17,965
Miles of road operated at end of period(3)	13,874	13,893		13,959
GTMs per active locomotive per day (thousands)	665	672		646
GTMs per mile of road operated (thousands)(3)	14,978	15,199		15,096
GTMs per average active employee (thousands)	12,895	12,431		11,729
Average train weights (tons)	5,426	5,533		5,386
U.S. gallons of fuel per thousand GTMs	1.25	1.26		1.30
FRA personal injuries per 200,000 employee-hours	3.6	3.9	(4)	3.9
FRA train accidents per million train-miles	1.8	2.0	(4)	2.0

(1)	Excluding non-recurring items.
(2)	Average of active employees at end of each month.
(3)	Excluding track on which CPR has haulage rights.
(4)	Restated.

Operating Expenses
The overall reduction in operating expenses can be attributed to productivity improvement measures put in place during the year. Productivity, measured in employee workload and freight car utilization,was at an all-time high.

OPERATING EXPENSES, EXCLUDING NON-RECURRING ITEMS(1)(2)

		% of		% of		% of
(in millions)	fiscal 2002	revenue	fiscal 2001	revenue	fiscal 2000	revenue

Compensation and benefits	$1,131	30.8%	$1,122	30.3%	$1,148	31.4%
Fuel	358	9.8	403	10.9	410	11.2
Materials	166	4.5	181	4.9	213	5.8
Equipment rents	255	7.0	272	7.4	267	7.3
Depreciation and amortization	348	9.5	335	9.1	305	8.4
Purchased services and other	551	15.0	545	14.7	467	12.8

Total,excluding non-recurring items(1)(2)	$2,809	76.6%	$2,858	77.3%	$2,810	76.9%

(1)	Excludes non-recurring items,which are described under the heading Non-Recurring Items in this MD&A.
(2)	For a reconciliation,see Reconciliation of Non-GAAP Earnings to GAAP Earnings under the heading Operating Results in this MD&A.

Compensation and Benefits
Expenses were $1,131 million in 2002, up from $1,122 million in 2001 and down from $1,148 million in 2000. In 2002, CPR’s average number of active employees was 16,116, down from 16,987 employees in 2001 and 17,965 in 2000. The increase in compensation and benefits expenses in 2002 compared to 2001 resulted mainly from increased expenses for fringe benefits, inflation and an employee share purchase plan implemented in fourth-quarter 2001. Cost savings resulting from workforce reductions during 2002 and 2001 largely offset these increases. The decrease in compensation and benefits expenses in 2001 was due to workforce reductions and lower variable incentive compensation, which were partially offset by inflationary rate increases.

Fuel
Expenses were $358 million in 2002, down from $403 million in 2001 and $410 million in 2000. The decrease in 2002 from 2001 was largely due to lower fuel prices, a successful hedging program and consumption efficiency gains. The decrease in 2001 compared to 2000 resulted from efficiency gains and a drop in fuel prices. A sensitivity analysis indicated

that a change in the crude oil price (West Texas Intermediate) of US$1 results in a change of approximately CDN$10 million on CPR’s operating income, before any offsetting impact from CPR’s fuel hedging program.

Materials, Purchased
Services and Other
Expenses were $717 million in 2002, down from $726 million in 2001 and up from $680 million in 2000. For 2002 compared to 2001, initiative savings and lower locomotive maintenance expenses more than offset increased insurance and other expenses. Repair expenses incurred during harsh winter weather and flooding in the first half of 2001 contributed significantly to the 2001 increase over 2000.

Equipment Rents
Expenses decreased to $255 million in 2002 from $272 million in 2001 and $267 million in 2000. The decrease in 2002 from 2001 reflected the impact of improved asset utilization and other initiatives, which more than offset higher car hire payments as a result of increased non-bulk traffic. Expenses in 2001 increased over expenses in 2000 due to volume growth in coal and domestic intermodal traffic. Lower car hire receipts in 2001 also contributed to the increase in equipment rents expenses compared to the previous year.

Depreciation and Amortization
Expenses in 2002 increased to $348 million from $335 million in 2001 and from $305 million in 2000. The increase in 2002 compared to 2001 resulted from ongoing capital additions, partially offset by the favourable impact of depreciation rate revisions. CPR’s increased asset base,along with a change in mix of assets largely due to an increase in information technology assets, were the principal reasons for the rise in depreciation expenses in 2001 compared with 2000.

OTHER INCOME
STATEMENT ITEMS

Other Charges
Other charges were $22 million in 2002, down from $26 million in 2001 and up slightly from $21 million in 2000. During the first quarter of 2002, CPR incurred charges of $17.5 million related to the early redemption of its 8.85%
Debentures, along with $2.5 million of accelerated amortization of deferred financing charges. This was offset by interest received pertaining to a favourable income tax ruling of approximately $27 million related to prior years.

Interest Expense
Interest expense, net of interest income, increased to $242 million on net debt of $3,038 million in 2002, up from $210 million on net debt of $3,190 million in 2001 and up from $167 million on net debt of $2,209 million in 2000. The increase in 2002 reflected the full-year impact of CPR’s new capital structure and increased debt following the spinoff from CPL, partially mitigated by the early redemption of CPR’s 8.85 % Debentures.

Income Taxes
During 2002, the Company reported an after-tax recovery of income taxes of approximately $72 million resulting from a favourable tax decision of the
Federal Court of Appeal. This resulted in an overall effective tax rate of 18%
for 2002, compared with a normalized rate for the year of approximately 31%.

Income taxes in 2000 decreased when the Canadian federal government announced a 7 % reduction in the corporate tax rate for certain industry sectors to be phased in over a four-year period. In accordance with the accounting standards required by the Canadian Institute of Chartered Accountants (“CICA”), the anticipated benefit on future income taxes of $132 million was immediately recognized, resulting in a lower effective tax rate of 20 % in 2000.

The normalized tax rate for 2000, excluding this impact, was approximately 38%.

Along with similar corporate future tax rate reductions instituted by various provincial governments in 2001 and a reduction in the apportioned provincial tax rate caused by the amalgamation on January 1, 2001, of Canadian Pacific Railway Company and its Canadian subsidiary, St. Lawrence & Hudson Railway Company Limited, CPR recognized a $64-million decrease in future income tax expense in 2001. This resulted in an effective tax rate of 26 % for 2001, as compared to a normalized rate for the year of approximately 37%.

FOURTH-QUARTER 2002

Revenues were $950 million for the fourth quarter of 2002, virtually unchanged from $951 million in fourth-quarter 2001. Grain revenues for the fourth quarter of 2002 were $162 million, down 18 % from $197 million in the same period of 2001 as a result of depressed grain shipments due to the Canadian prairie drought. Coal revenues were $103 million, down 16 % from $123 million in the same period of 2001, reflecting reduced shipments by mining customers. These decreases were largely offset by an 18 % increase in domestic and import-export intermodal transportation revenues to

$237 million in the fourth quarter of 2002, from $201 million in the same period of 2001 due to an increase in intermodal transportation volumes. Automotive transportation revenues were $89 million, up 14 % over fourth-quarter 2001 revenues of $78 million due to strong demand for automobiles. Industrial products transportation revenues were up more than 6 % to $109 million in the fourth quarter of 2002 from $102 million in the same quarter of 2001 as an expected last-quarter rebound materialized. Sulphur and fertilizers transportation revenues were $99 million in the fourth quarter of 2002, up 9 % over $91 million in the same quarter of 2001 as the domestic market for sulphur continued to improve through the last three months of 2002 and CPR gained market share of exports. Fourth-quarter 2002 results included a foreign exchange gain on long-term debt of $6 million ($6 million after tax).

Operating expenses for the fourth quarter of 2002 were $712 million, up 3 % compared with the same period of 2001, excluding non-recurring items in fourth-quarter 2001. Purchased services and other expenses were $148 million, up 11% over $133 million in the same period of 2001, partly as a result of higher insurance costs and timing of expenses. Compensation and benefits expenses increased 5 % to $280 million compared with $268 million in the fourth quarter of 2001, largely due to incentive-based compensation and CPR’s employee share purchase program. Depreciation and amortization expenses were up 3 % to $88 million compared with $85 million in the fourth quarter of 2001 due to investments in new assets. Fuel expenses were flat, as CPR’s hedging program offset higher fuel prices. Equipment rents expenses were down 3 % to $62 million in the fourth quarter of 2002 from $64 million in the fourth quarter of 2001.

CHANGES IN
ACCOUNTING POLICY

Changes in accounting policy are discussed in detail in Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report.

LIQUIDITY AND
CAPITAL RESOURCES

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth. CPR is not aware of any trends or expected fluctuations in CPR’s liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

Operating Activities
Cash provided by operating activities during 2002 was $784 million, up $25 million over 2001 and up $107 million over 2000.

During 2002, CPR began new restructuring initiatives to reduce costs by eliminating 85 positions. The reductions occurred mostly in administrative areas. These initiatives required an increase to the restructuring provision of $7 million. This change was offset by a net reduction of $3.9 million of previously accrued restructuring initiatives due to net experience gains and a present value discount adjustment of $2 million due to a delay in expected payments.

At December 31, 2002, employee reductions related to all restructuring initiatives were substantially complete. However, employment security, bridging and early retirement payments related to these reductions will continue into future years.

Cash payments in 2002 related to severance under all restructuring initiatives and CPR’s environmental remediation program, described under Critical Accounting Estimates in this MD&A, amounted to $119 million, compared with $132 million in 2001 and $163 million in 2000. The total accrued restructuring and environmental liability at December 31, 2002, was $442 million, of which $130 million is included in current liabilities.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR, as required.

Investing Activities
Cash used in investing activities during 2002 was $572 million, a decrease of
$18 million from 2001 and an increase of $35 million over 2000. The decrease from 2001 is attributable to slightly lower capital spending, as well as higher track-related salvage proceeds. The increase over 2000 is largely due to higher proceeds from disposal of transportation properties, which included the sale of the Toronto Terminal Railway and Weston Shops.

Financing Activities
Cash used in financing activities in 2002 was $484 million, compared with cash provided by financing activities of $268 million in 2001 and cash used in financing activities of $59 million in 2000. The increase of $752 million over
2001 is primarily attributable

to the early redemption in June 2002 of CPR’s 8.85 % Debentures due 2022, compared to the issuance of approximately $1.2 billion of long-term debt in the fourth quarter of 2001, which was only partially offset by a return of capital ($700 million) to CPL and by other spin-off related settlements with former affiliates.

During 2002, CPR’s net-debt to net-debt-plus-equity ratio improved to 47.3%, compared with 51.8 % in 2001. CPR’s net-debt to net-debt-plus-equity ratio was 39.1 % in 2000 prior to the restructuring of capital as part of CPR’s spin-off from CPL. Net debt is the sum of long-term debt and long-term debt maturing within one year, less cash and short-term investments.

CPR has available, as sources of financing, credit facilities of up to $666 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2’’, “BBB’’ and “BBB’’ by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

Balance Sheet
Assets totalled $9,661 million at December 31, 2002, unchanged from the total at December 31, 2001, and increased from $8,658 million at December 31, 2000. In 2002, capital additions to net properties were offset by a decrease in cash held in temporary investments. The increase over 2000 was due to capital additions to net properties and an increase in cash held in temporary investments.

The following table indicates CPR’s known contractual obligations and commitments to make future payments under contracts such as debt, lease arrangements and commercial commitments at December 31, 2002:

SUMMARY OF CONTRACTUAL OBLIGATIONS AND COMMITMENTS

(in millions)	payments due by period

liabilities at December 31, 2002,			2004	2006	after
reflected on the balance sheet	total	2003	& 2005	& 2007	2007

Long-term debt	$2,873	$397	$263	$30	$2,183
Capital lease obligations	450	4	11	19	416

Total contractual obligations	$3,323	$401	$274	$49	$2,599

(in millions)	amount of commitment and contingencies per period

other commitments and contingencies			2004	2006	after
on future operating income	total	2003	& 2005	& 2007	2007

Supplier purchase obligations	$1,063	$240	$207	$196	$420
Operating leases(1)	486	132	197	120	37
Letters of credit	211	211	—	—	—
Capital commitments	197	192	3	2	—
Sale of accounts receivable	120	120	—	—	—
Surety bonds	116	116	—	—	—
Interest rate locks on long-term debt — unrealized loss	14	14	—	—	—
Forward foreign currency contracts — unrealized gain	(1)	(1)	—	—	—
Crude oil futures — unrealized gain	(26)	(19)	(6)	(1)	—

Total commitments and contingencies	$2,180	$1,005	$401	$317	$457

(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $212 million in 2006 and beyond. Based on independent appraisals,management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

FINANCIAL INSTRUMENTS

The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with variable interest rate loans, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and on a portion of the U.S. dollar denominated long-term debt is offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts. Financial instruments are discussed in detail in Note 2 and Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

BUSINESS RISKS
AND CRITICAL
ACCOUNTING ESTIMATES

Future Trends,
Commitments and Risks
In 2003, CPR will continue its focus on revenue growth and cost reduction as well as improved utilization of its asset base. Revenue growth initiatives currently under way are aimed at enhancing yield and further developing the intermodal and carload businesses. These initiatives include Connetix, which uses truck-rail transfer facilities to provide shippers access to rail service, and Expressway, through which CPR provides high-quality intermodal services in the short-haul market between Montreal, Toronto and Detroit. Expressway works in partnership with the trucking industry as the only modern train service capable of handling non-reinforced truck trailers. CPR anticipates continued gains in the domestic intermodal and import-export sectors, assuming ongoing growth in the North American economy. In addition, Tronicus Inc., a CPR subsidiary, provides integrated and customized supply chain management solutions for both rail and non-rail customers.

Continuing cost containment programs are seen as vital to CPR achieving its financial performance targets. In 2002, CPR’s average number of active employees was down compared with 2001 and 2000. This was primarily due to new and previously announced cost-reduction initiatives which resulted in the elimination of over 400 positions. In addition, 2002 reflected the full year’s benefit from transferring approximately 600 positions in 2001 to suppliers providing fleet maintenance services. These job eliminations and transfers resulted in improved asset utilization and rationalization of administrative functions. Through ongoing productivity improvements, employment levels should remain fairly stable in 2003, as future increases in workload are expected to be absorbed,to the extent possible, using the existing workforce.

Improved asset utilization is expected to result from further railcar modernization and from recent investments in information technology. Overall, the rail industry is continuing to leverage its information technology to facilitate its dealings with suppliers and shippers. CPR’s ongoing strategy is to strategically apply selected information technology to improve its competitive position.

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. At December 31, 2002, CPR had committed to future capital expenditures amounting to $197 million, which is expected to be financed by cash generated from operations. With respect to existing operating lease commitments, minimum lease payments in 2003 will total $132 million. Minimum payments under operating leases are currently estimated at $486 million in aggregate over the next 10 years.

CPR has a substantial investment in fixed plant and equipment, and limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, CPR actively manages its processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and will continue to seek lower-cost term financing to fund its capital commitments and other borrowing requirements so that the Company retains solid investment-grade credit.

CPR’s traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. CPR’s future grain transportation revenues may be negatively affected if conditions that existed in its grain collection areas in 2002 persist in 2003. CPR will attempt to mitigate the effects of any downward pressure on transportation revenues primarily through cost-containment measures. As well, any reduction in grain revenues due to drought may be partially offset in 2003 by expected revenue growth in other sectors of CPR’s business, such as intermodal, sulphur and fertilizers, forest products and industrial products.

Oil prices, which increased during the latter half of 2002, escalated further in early 2003 and remain an uncertainty due to political unrest and a threat of military conflict in the Middle East. CPR will continue to mitigate any increases in fuel prices mainly through its fuel hedging programs and fuel efficiency initiatives.

As a consequence of terrorist attacks in the U.S. in 2001, some security issues involving the movement of goods across the Canada-U.S. border remain to be resolved. No significant disruptions to CPR’s cross-border rail service have occurred since the September 11, 2001, terrorist incidents. Nonetheless, CPR continues to be involved in discussions with other railways and the Canadian and U.S. governments in an ongoing effort to ensure that the movement of goods by rail across the border is not unduly hindered by security measures. In the U.S., CPR has applied for certification under Customs Service’s Customs-Trade Partnership Against Terrorism
(“C-TPAT’’), a joint government-private industry initiative that offers businesses an opportunity to play an active role in countering terrorism and builds cooperative relationships to strengthen overall supply chain and border security. As a signatory to the U.S. Carrier Initiative Program, CPR is also working with the U.S. Customs Service to halt the smuggling of drugs. In Canada, CPR is in the process of joining the Canada

Customs and Revenue Agency’s Partners in Protection program which, like C-TPAT, protects trade supply chains from criminal elements. CPR has also been approved under a new Canada Customs and Revenue Agency program to streamline clearance at the Canada-U.S. border for certain approved low-risk goods being imported into Canada from the U.S.

New rules governing U.S. rail mergers that were implemented in 2001 will likely result in increased scrutiny by the U.S. Surface Transportation Board (“STB’’) of proposed railway mergers and have broadened the scope of competition-enhancing conditions that the STB may impose in connection with such mergers. Any future merger activity among North American railways might affect CPR’s competitive position; however, detrimental effects may be mitigated by CPR’s increasing participation in operational and commercial alliances.

In Canada, the ongoing review of the Canada Transportation Act (“CTA’’) may result in amendments that could affect the competitive capability and commercial strategies of Canadian railways. While it is not possible to predict the outcome of the review, the final report issued in July 2001 expressly recognized that to compete internationally, Canada requires a viable, sustainable rail industry. It is expected that this philosophy will serve as a framework for any future changes in the law.

On January 1, 2002, CPR completed a pension valuation for the three-year period ending December 31, 2004. CPR contributed $54 million in 2002 to its employee pension plans. The results of the survey, based on estimated payroll, indicated that CPR expects to contribute approximately $56 million in 2003 and $58 million in 2004. Since it is not possible to predict future plan experience and long-term interest rates, contribution requirements beyond December 31, 2004, may differ substantially from the current level.

CRITICAL ACCOUNTING
ESTIMATES

To prepare financial statements in conformity with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes and legal and personal injury liabilities, using the most current information available.

The development, selection and disclosure of these estimates as well as this MD&A have been reviewed with the Audit, Finance and Risk Management Committee of the Board of Directors.

Environmental Liabilities
Management estimates the probable costs to be incurred in the remediation of property sites contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminant and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

In 1995, after conducting environmental investigations at various properties for several years across Canada and the U.S., CPR recorded a before-tax environmental provision of $144 million for 10 years of a program to manage environmental liabilities from historical operations. This provision was increased by an additional $50 million in 1999, at which time the net amount accrued, after payments, was $164 million.

ENVIRONMENTAL REMEDIATION ACCRUAL

(in millions)

Opening balance at January 1, 2000	$164
Payments, net of adjustments to accruals during 2000	(16)
Payments, net of adjustments to accruals during 2001	(15)
Payments, net of adjustments to accruals during 2002	(18)

Accrual balance at December 31, 2002	$115

At December 31, 2002, the accrual for environmental remediation amounted to $115 million, of which the long-term portion amounting to $88 million was included in deferred liabilities and the short-term portion amounting to

$27 million was included in accrued liabilities. Costs incurred under the environmental remediation program are charged against the accrual.

Liability projections assume government regulations will not change significantly over the 10-year period. Liability projections also assume the Company will continue operating as a railway and has developed its environmental remediation strategies accordingly.

Pensions and Other Benefits
CPR has post-employment benefit plans, including defined

benefit pension plans and other post-retirement benefit plans, that involve the use of certain key estimates, as described in the following table:

key estimates	description	annual rate	comments

Expected rate of return on fund assets	Represents the expected long-term rate of return earned on plan assets; impacts pension expense since asset return is an offset to the current service cost and interest on liabilities	8%	The rate chosen is based on long-term asset mix strategy and long-term market outlook

Inflation rate/projected salary increases	Projected salary increases refer to salaries of current CPR employees; these estimates impact pension benefit obligations and pension expenses by affecting the estimated level of future salaries and inflation-related pension indexation, which in turn affect future benefit levels	2.5%/ 3%	Inflation and salary increases are based on long-term market outlook

Projected health care cost trend rate	Represents the expected future cost of post-retirement health care benefits	6.9%(1)	The rates chosen reflect expected increases in post- retirement health care costs

(1)	In Canada, 6.9 % in 2002, reducing by 0.6 % per year to an annual increase of 4.5 % per year; 10.5 % in the U.S., decreasing to 5 % by 2013 (the U.S. post-retirement benefits liability is about one-third the size of that in Canada).

In order to reduce volatility associated with its defined benefit pensions and other benefits, CPR’s methodology uses:

a)	a 10 % corridor for experience gains and losses; the unrecognized actuarial gains and losses in excess of

10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the Employees’ Average Remaining Service Lifetime (“EARSL”) of active employees expected to receive benefits under the plan;

b)	market-related values of plan assets using an average of fair values over a period of up to five years; and

c)	an EARSL of 12 years for the amortization of applicable amounts into annual expense.

SENSITIVITY OF PENSIONS AND OTHER BENEFITS

		impact on annual	impact on funded
	sensitivity change	expense – favourable	status – favourable
	from assumptions	(unfavourable)	(unfavourable)
estimate	(percentage points)	$ millions	$ millions

Expected rate of return on fund assets	+0.5 to –0.5	27 to (27)	—
Inflation rate	+0.5 to –0.5	(10) to 9	(122) to 123
Salary increases	+0.5 to –0.5	(9) to 9	(71) to 73
Projected health care cost trend rate	+0.5 to –0.5	(1) to 1	(5) to 5

Pensions and other benefits expenses are included in the Compensation and Benefits line in the income statement. For the year ended December 31, 2002, pension income was $2 million, consisting of defined benefit pension income of $5 million and defined contribution pension expense (equal to contributions) of $3 million. Other post-retirement benefits expenses were $54 million, resulting in combined pension and other post-retirement benefits expenses of $52 million. Prepaid pension costs are included in other assets and deferred charges and amounted to $336 million at December 31, 2002. Other post-retirement benefits of $110 million are included in deferred liabilities at December 31, 2002.

There have been no changes in the past three years that have had a material effect on the estimate assumptions for pensions and other post-retirement benefits.

Property, Plant and Equipment
CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

CPR undertakes regular depreciation studies to establish the estimated useful life of each property group. These studies establish the weighted average estimated useful life by property group, taking into consideration current and historical information about the asset lives. Considerations include but are not limited to: historical useful lives of similar assets; historical incidence of early retirements (e.g. as a result of train accidents); anticipated future uses of assets; and net salvage values at retirement. Regulatory standards in Canada require depreciation studies to be completed and submitted for approval at least every seven years. Standards in the U.S. require studies to be completed and submitted for approval every three years for equipment and every six years for track.

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of Net Properties on the balance sheet. For the year ended December 31, 2002, depreciation expense relating to properties amounted to $348 million, and at December 31, 2002, accumulated depreciation was $4,172 million.

Revisions to the estimated useful lives of properties constitute a change in accounting estimate and are dealt with prospectively by amending depreciation rates. It is anticipated that there will be minor changes in the weighted average useful life of each property group as assets are acquired, used and retired. While a significant change in the useful lives of properties could result in a material change to depreciation expenses, no such change is currently anticipated.

CPR completed a depreciation study of certain properties in 2002, resulting in changes to the estimated useful lives of certain assets. The impact of these changes decreased depreciation expenses by $21 million, with an equivalent reduction in accumulated depreciation.

Future Income Taxes
Effective January 1, 2001, CPR adopted CICA Section 3465 “Income Taxes’’ with respect to the accounting of future income taxes, which is based on the liability method. This method focuses on the balance sheet of the company and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at the substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.

Management is required to estimate the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. The substantively enacted federal and provincial future income tax rates may differ in each future period. The timing and realization of future income taxes at the balance sheet date are determined with reference to management’s long-term income and capital investment forecasts developed as part of the Company’s planning and budgeting processes.

Future income tax expenses totalling $99 million were included in income taxes for 2002. Future income tax liabilities of $1,200 million were recorded at December 31, 2002, as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $73 million realizable within one year were recorded as a current asset.

With the passage of legislation to reduce federal income tax rates by 7 % over time, CPR recorded a $132-million reduction of future income tax liabilities in 2000. During 2001, CPR recorded a further $45-million reduction of future income tax liabilities on substantively enacted reduced provincial tax rates.

Legal and Personal
Injury Liabilities
CPR and its subsidiaries are involved in litigation in both Canada and the U.S. related to their businesses. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims, certain occupation-related claims and claims relating to property damage.

These estimates are determined on a case-by-case basis. They are based on CPR’s assessment of the actual damages incurred, current legal advice with respect to the expected outcome of the legal action, and actuarially-determined assessments with respect to settlements in other similar cases. CPR employs experienced claims adjusters who investigate and assess the validity of individual claims made against the Company and estimate the damages incurred.

A provision for incidents, claims or litigation is recorded, based on the facts and circumstances known at the time. CPR accrues for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, the Company keeps a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, CPR is assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program. CPR manages workers’ compensation claims in the U.S. using a case-by-case comprehensive approach, rather than the statistical estimate approach used by some Class 1 railways.

The incidence of claims related to occupational health and safety in the U.S. has increased in recent years. However, the impact of this increase is not material and has already been reflected in management’s assessment of claims and related provisions.

Provisions for incidents, claims and litigation charged to income are included in Purchased Services and Other on CPR’s income statement and amounted to $69 million for the year ended December 31, 2002. Accruals for incidents, claims and litigation totalled $173 million, net of insurance recoveries, at December 31, 2002, and are included in Accounts Payable and Accrued Liabilities.

FORWARD-LOOKING
INFORMATION

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate’’, “believe’’, “expect’’, “plan’’ or similar words suggesting future outcomes. Much of this information appears in the MD&A.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies was uncertain in 2002 and remains uncertain in 2003. The drought conditions that affected some grain producing areas in North America in 2002 may persist in 2003. Fuel prices also remain uncertain in 2003, particularly in light of continuing political unrest and a threat of military conflict in the Middle East. Fuel prices are affected by many factors, including worldwide oil demand, international politics, and the ability of major oil producing countries to comply with agreed upon production quotas.

There is also continuing uncertainty with respect to security issues involving the movement of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

In the competitive environment, new rules governing railway mergers were established by the STB in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, the ongoing review of the CTA may result in amendments that could affect the competitive capability and commercial strategies of Canadian railways. While it is not possible to predict the outcome of the review, the final report issued in July 2001 expressly recognized that to compete internationally, Canada requires a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this Annual Report. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except per share data)	Dec. 31	Sept. 30	June 30	March 31

2002
Total revenue	$950.4	$917.3	$922.5	$875.4
Operating income	$238.0	$223.6	$219.0	$175.9
Net income	$125.6	$65.3	$168.7	$136.4
Basic earnings per share	$0.79	$0.41	$1.06	$0.86
Diluted earnings per share	$0.79	$0.41	$1.06	$0.86

2001(1)
Total revenue	$950.7	$898.2	$931.4	$918.3
Operating income	$259.8	$214.7	$205.6	$136.4
Net income	$97.7	$114.7	$125.3	$34.8
Basic earnings per share	$0.62	$0.72	$0.79	$0.22
Diluted earnings per share	$0.61	$0.72	$0.79	$0.22

(1)	Restated. Effective January 1, 2002, CPR was required to adopt retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of FX on LTD.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and the Audit, Finance and Risk Management Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee, consisting of five members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

Michael T. Waites
Executive Vice-President and Chief Financial Officer

Robert J. Ritchie
President and Chief Executive Officer

February 18, 2003

AUDITORS’ REPORT

To the Shareholders of Canadian Pacific Railway Limited
We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2002 and 2001, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

February 18, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA—U.S.
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements. Our report to the shareholders dated February 18, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

February 18, 2003

STATEMENT OF CONSOLIDATED INCOME

year ended December 31 (in millions, except per share data)	2002	2001	2000

Revenues
Freight	$3,471.9	$3,496.7	$3,460.1
Other	193.7	201.9	195.0

	3,665.6	3,698.6	3,655.1

Operating expenses
Compensation and benefits	1,131.1	1,122.1	1,147.8
Fuel	357.5	403.0	409.7
Materials	165.7	180.9	213.3
Equipment rents	255.0	272.1	266.7
Depreciation and amortization	348.4	334.4	304.7
Purchased services and other	551.4	545.1	467.7

	2,809.1	2,857.6	2,809.9

Operating income before the following:	856.5	841.0	845.2
Spin-off related, incentive compensation and unusual charges	—	24.5	—

Operating income	856.5	816.5	845.2
Other charges (Note 4)	21.8	26.4	21.0
Foreign exchange (gain) loss on long-term debt	(13.4)	58.2	32.1
Bridge financing fees related to spin-off	—	17.2	—
Interest expense (Note 5)	242.2	209.6	167.0
Income tax expense (Note 6)	109.9	132.6	122.5

Net income	$496.0	$372.5	$502.6

Basic earnings per share (Note 7)	$3.13	$2.35	$3.18

Diluted earnings per share (Note 7)	$3.11	$2.34	$3.17

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME

year ended December 31 (in millions)	2002	2001	2000

Balance, January 1, as previously reported	$1,441.7	$1,239.4	$1,014.8
Adjustment for change in accounting policy (Note 3)	—	—	(97.5)

Balance, January 1, as restated	1,441.7	1,239.4	917.3
Net income for the year	496.0	372.5	502.6
Dividends
Common Shares	(80.8)	(20.2)	—
Ordinary Shares	—	(150.0)	(180.5)

Balance, December 31	$1,856.9	$1,441.7	$1,239.4

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

year ended December 31 (in millions)	2002	2001

Assets
Current assets
Cash and short-term investments	$284.9	$556.9
Accounts receivable (Note 8)	443.0	464.1
Materials and supplies	108.9	102.3
Future income taxes (Note 6)	72.5	92.2

	909.3	1,215.5
Investments (Note 10)	92.2	94.9
Net properties (Note 11)	8,149.3	7,935.5
Other assets and deferred charges (Note 12)	510.0	415.2

Total assets	$9,660.8	$9,661.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$984.2	$1,004.6
Income and other taxes payable	92.6	103.4
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year (Note 13)	400.8	38.2

	1,497.8	1,166.4
Deferred liabilities (Note 15)	654.4	744.6
Long-term debt (Note 13)	2,922.1	3,709.0
Future income taxes (Note 6)	1,200.1	1,068.7
Shareholders’ equity (Note 17)
Share capital	1,116.1	1,114.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	125.5
Retained income	1,856.9	1,441.7

	3,386.4	2,972.4

Total liabilities and shareholders’ equity	$9,660.8	$9,661.1

Commitments and contingencies (Note 21).
See notes to consolidated financial statements.

Approved on behalf of the Board:

J.E. Newall
Director

R. Phillips
Director

STATEMENT OF CONSOLIDATED CASH FLOWS

year ended December 31 (in millions)	2002	2001	2000

Operating activities Net income	$496.0	$372.5	$502.6
Add (deduct) items not affecting cash
Depreciation and amortization	348.4	334.4	304.7
Future income taxes (Note 6)	99.0	130.8	111.3
Foreign exchange (gain) loss on long-term debt	(13.4)	58.2	32.1
Amortization of deferred charges (Note 4)	19.3	26.7	26.2
Other	(0.8)	(5.5)	(1.3)

	948.5	917.1	975.6
Restructuring payments	(119.3)	(132.4)	(163.1)
Other operating activities, net	(45.0)	(28.2)	(129.7)
Change in non-cash working capital balances related to operations (Note 9)	—	2.0	(6.2)

Cash provided by operating activities	784.2	758.5	676.6

Investing activities
Additions to properties (Note 11)	(558.5)	(566.4)	(586.1)
Other investments	4.0	3.8	11.3
Net (costs) proceeds from disposal of transportation properties	(17.2)	(27.0)	37.9

Cash used in investing activities	(571.7)	(589.6)	(536.9)

Financing activities
Dividends on Common Shares	(80.8)	—	—
Net dividends paid to Canadian Pacific Limited	—	(150.0)	(180.5)
Return of capital to Canadian Pacific Limited	—	(700.0)	—
Issuance of Common Shares	2.0	1.6	—
Issuance of long-term debt	—	2,395.6	599.8
Repayment of long-term debt	(405.7)	(1,221.2)	(0.9)
Equity contribution (to) from former affiliates (Note 17)	—	(8.3)	1.5
Advances to former affiliates	—	(50.0)	(479.3)

Cash (used in) provided by financing activities	(484.5)	267.7	(59.4)

Cash position
(Decrease) increase in net cash	(272.0)	436.6	80.3
Net cash at beginning of year	556.9	120.3	40.0

Net cash at end of year	$284.9	$556.9	$120.3

Net cash is defined as:
Cash and short-term investments	$284.9	$556.9	$120.3

	$284.9	$556.9	$120.3

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. REORGANIZATION

For the periods prior to October 1, 2001, Canadian Pacific Railway Company (“CPRC”) was a wholly owned subsidiary of Canadian Pacific Limited (“CPL”). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited (“CPRL”). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC’s subsidiaries (collectively referred to as “CPR”, “the Company” or “Canadian Pacific Railway”) were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
These consolidated financial statements include the accounts of CPRL and all of its subsidiaries. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).The Company’s accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class I railways in North America. The unconsolidated books and records of the railway entities within the consolidated group continue to be reported according to generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency in Canada and the Surface Transportation Board in the United States.

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal Subsidiaries
The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of the date hereof.

		percentage of voting securities
	incorporated under	held directly or indirectly
principal subsidiary	the laws of	by the Company

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company	Minnesota	100%
Delaware and Hudson Railway Company, Inc.	Delaware	100%

Revenue Recognition
Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met.

Cash and Short-term Investments
Cash and short-term investments include marketable investments that are readily convertible to cash and purchased three months or less from maturity. Short-term investments are stated at cost, which approximates market value.

Foreign Currency Translation
Foreign currency assets and liabilities of the Company’s operations, other than through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. All foreign currency gains and losses are included immediately in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included under Shareholders’ Equity as foreign currency translation adjustments. A portion of the U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

Pensions and Other Benefits
Pension costs are actuarially determined using the projected benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market-related values are used to calculate the expected return on plan assets. The discount rate used to determine the benefit obligation is based on market interest rates on high quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). The transitional asset and obligation arising from implementing the Canadian Institute of Chartered Accountants (“CICA”) accounting standard Section 3461 “Employee Future Benefits” effective January 1, 2000, is being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

Benefits other than pensions, including health care, life insurance and workers’ compensation, are actuarially determined and accrued on a basis similar to pension costs.

Materials and Supplies
Inventories of materials and supplies are valued at the lower of average cost and replacement value.

Properties
Fixed asset additions and major renewals are recorded at cost. The Company capitalizes computer system development costs on major new systems, including the related variable indirect costs. In addition, CPR capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation. The Company will review the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. When assets are deemed to be impaired, recorded asset values will be revised to the lower of the carrying amount or the net recoverable amount.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the United States, which is based directly on usage.

Equipment under capital lease is included in properties and depreciated over the period of expected use. Estimated service life used for principal categories of properties is as follows:

assets	years

Diesel locomotives	28 to 32

Freight cars	23 to 47

Ties	35 to 45

Rails — in first position	21 to 30
— in other than first position	54

Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments
Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, interest rates and fuel prices. The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes.

The Company enters from time to time into forward exchange contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable as well as future capital acquisitions. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

Unrealized gains and losses on derivative instruments used as hedges are recognized in income in the period that the hedged exposure is recognized in income, which is the same period the instrument is settled.

Restructuring Accrual and Environmental Remediation
Restructuring charges are recorded in the year detailed exit or restructuring plans are approved and communicated. Restructuring liabilities are recorded at their present value with the related discount being amortized over the payment period. Environmental remediation accruals cover 10 years of a site-specific remediation program. Provisions for labour restructuring and environmental remediation costs are recorded in deferred liabilities except for the current portion, which is recorded in accrued liabilities.

Income Taxes
The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

Earnings per Share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

Stock-based Compensation
No compensation expense is recognized when the exercise price equals the market price at the date when stock options are issued to employees under the Company’s authorized stock-based compensation plans. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense is recognized for stock appreciation rights (“SAR”), deferred share units (“DSU”) and employee share purchase plans by amortizing the cost over the vesting period, with the liability for SARs and DSUs marked-to-market until exercised.

3. CHANGES IN ACCOUNTING POLICY

Foreign Currency Translation
Effective January 1, 2002, the Company adopted retroactively with restatement the CICA accounting standard for the treatment of foreign exchange gains and losses. The result of this restatement was to reduce opening retained income at January 1, 2000, by $97.5 million, decrease other assets and deferred charges at January 1, 2000, by $120.0 million and decrease future income taxes at January 1, 2000, by $22.5 million. The restatement also reduced net income by $29.7 million and $37.9 million and reduced basic and fully diluted earnings per share by 18 cents and 24 cents for the years ended December 31, 2000 and 2001, respectively.

Under the new standard, foreign exchange gains and losses on long-term debt can no longer be deferred and amortized to income. As a result, long-term debt of approximately CDN$2.3 billion denominated in U.S. dollars is translated into Canadian dollars using the period-end exchange rate, with the effect of the change from the previous period-end rate reflected in income. Approximately CDN$1.3 billion of the long-term debt is designated as a hedge of the net investment in self-sustaining U.S. subsidiaries.

Stock-based Compensation
Effective January 1, 2002, the Company adopted prospectively Section 3870 “Stock-based Compensation and Other Stock-based Payments.” The effect on net income of adopting this standard was immaterial.

Hedging Transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. These amendments are expected to be finalized in the first half of 2003.

Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Special-purpose Entities
The Company expects to early adopt, retroactively without restatement the accounting rules described in the recent CICA draft guideline “Consolidation of Special-Purpose Entities” (“SPE”) should the new rules be approved by the CICA. The draft guideline requires the primary beneficiary of an SPE to consolidate the SPE when the majority equity owner has not provided the SPE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the SPE. CPR has one SPE of which it is the primary beneficiary and meets the criteria for consolidation. The impact of consolidating the SPE will be to increase net properties by approximately $208.0 million and long-term debt by approximately $209.0 million.

Guarantees
In December 2002, the CICA approved, subject to written ballot, the draft guideline relating to guarantees. The draft guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003. The Company expects to adopt this guideline in the first quarter of 2003.

Asset Retirement Obligations
In December 2002, the CICA approved, subject to written ballot, a new Handbook section “Asset Retirement Obligations” to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The standard is effective for years beginning on or after January  1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard, on January 1, 2004, has not yet been determined.

4. OTHER CHARGES

(in millions)	2002	2001	2000

Amortization of discount on accruals recorded at present value	$19.3	$26.7	$29.4
Other exchange gains	(1.6)	(14.8)	(17.3)
Charges on sale of accounts receivable (Note 8)	3.5	5.7	7.1
Other	0.6	8.8	1.8

Total other charges	$21.8	$26.4	$21.0

Included in Other above are charges related to the early redemption of CPR’s 8.85 % Debentures –specifically, a call premium of $17.5 million (see Note 13) and accelerated amortization of deferred financing charges of $2.5 million, which is offset by $27.0 million of interest income on an income tax settlement related to prior years (see Note 6).

5. INTEREST EXPENSE

(in millions)	2002	2001	2000

Interest expense	$254.2	$229.5	$178.2
Interest income	(12.0)	(19.9)	(11.2)

Total interest expense	$242.2	$209.6	$167.0

Cash interest payments	$245.5	$197.9	$168.3

No interest was paid to former affiliates during 2002 (2001 – $2.1 million; 2000 – $25.6 million).

6. INCOME TAXES

The following is a summary of the major components of the Company’s income tax expense:

(in millions)	2002	2001	2000

Canada (domestic)
Current income tax expense	$9.9	$10.3	$10.0

Future income tax expense
Origination and reversal of temporary differences	149.5	139.6	222.1
Effect of change in tax rates	—	(64.0)	(131.7)
Previously unrecognized tax losses	(8.8)	—	—
Other	(81.0)	(4.6)	—

Total future income tax expense	59.7	71.0	90.4

Total income taxes (domestic)	$69.6	$81.3	$100.4

Other (foreign)
Current income tax expense	$1.0	$(8.5)	$1.2

Future income tax expense
Origination and reversal of temporary differences	54.8	53.9	27.0
Effect of change in tax rates	—	—	0.9
Previously unrecognized tax losses	(15.5)	—	(7.0)
Other	—	5.9	—

Total future income tax expense	39.3	59.8	20.9

Total income taxes (foreign)	$40.3	$51.3	$22.1

Total
Current income tax expense	$10.9	$1.8	$11.2
Future income tax expense	99.0	130.8	111.3

Total income taxes (domestic and foreign)	$109.9	$132.6	$122.5

The provision for future income taxes arises from temporary differences in the recognition of revenues and expenses for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

(in millions)	2002	2001

Future income tax assets
Restructuring liability	$145.6	$180.9
Amount related to tax losses carried forward	150.8	114.8
Liabilities carrying value in excess of tax basis	142.9	154.4
Future environmental remediation costs	18.7	24.9
Other	77.1	55.9

Total future income tax assets	535.1	530.9

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,494.0	1,337.8
Prepaid expenses	118.0	93.1
Other	50.7	76.5

Total future income tax liabilities	1,662.7	1,507.4

Total net future income tax liability	1,127.6	976.5
Net current future income tax asset	72.5	92.2

Net long-term future income tax liability	$1,200.1	$1,068.7

The Company’s consolidated effective income tax rate differs from the expected statutory tax rate. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions)	2002	2001	2000

Expected income tax expense at Canadian statutory tax rates	$227.3	$190.9	$281.3
Increase (decrease) in taxes resulting from:
Large corporations tax	10.0	10.3	10.0
Gains not subject to tax	(19.4)	10.4	(7.3)
Foreign tax rate differentials	3.7	(10.4)	(26.7)
Effect of reduction in tax rates	—	(64.0)	(130.8)
Previously unrecognized tax losses	(24.3)	—	(7.0)
Other	(87.4)	(4.6)	3.0

Total income tax expense	$109.9	$132.6	$122.5

The Company has $74.0 million of unused non-capital tax losses for U.S. tax purposes expiring between 2004 and 2017, as well as $800.0 million of capital losses available indefinitely for Canadian tax purposes for which no future income tax asset has been recognized.

During 2002, as a result of a favourable decision by the Federal Court of Appeal (the Queen v. Canadian Pacific Limited (legally renamed Canadian Pacific Railway Company in 1996)), the Company reported a recovery of income taxes of approximately $72.0 million.

7. EARNINGS PER SHARE

At December 31, 2002, the number of shares outstanding was 158.5 million (2001 – 158.4 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year. For the year ended December 31, 2001, the weighted average number of shares was calculated using the number of shares issued as a result of the corporate reorganization for the first nine months of 2001 (see Note 1) and the actual number of shares outstanding for the last three months of the year. For the year ended December 31, 2000, basic earnings per share have been calculated using the number of shares outstanding immediately after completion of the corporate reorganization.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options. At December  31,2002, there were 0.7 million replacement options outstanding that had been exchanged after the spin-off for CPL stock options held by CPL employees. In 2002,1.6 million stock options were issued to CPR employees (2001 – 2.7 million new options). For the year ended December 31, 2000, the dilutive effect of stock options was calculated based on the 0.9 million replacement options outstanding immediately after completion of the corporate reorganization.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2002	2001	2000

Weighted average shares outstanding	158.5	158.3	158.3
Dilutive effect of stock options	0.8	0.5	0.4

Weighted average diluted shares outstanding	159.3	158.8	158.7

(in dollars)	2002	2001	2000

Basic earnings per share	$3.13	$2.35	$3.18
Diluted earnings per share	$3.11	$2.34	$3.17

8. SALE OF ACCOUNTS RECEIVABLE

The Company has a securitization agreement involving the non-recourse sale of accounts receivable on a revolving basis, which at December 31, 2002, amounted to $132.0 million (2001 – $132.0 million). Cash proceeds on these receivables were $120.0 million (2001 – $120.0 million) with $12.0 million (2001 – $12.0 million) having been held back as a reserve to be released to the Company upon termination of the agreement. Discounts on the revolving sales and program fees of $3.5 million in 2002 (2001 – $5.7 million; 2000 – $7.1 million) were included in the income statement as part of Other Charges (see Note 4).The reserve is valued on the Company’s books at an amount equal to the undiscounted expected future cash flows. The Company acts as the collector of the receivable but has no claim against the proceeds of collection of the securitized receivables.

9. CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

(in millions)	2002	2001	2000

Source (use) of cash:
Accounts receivable	$21.1	$31.2	$8.5
Materials and supplies	(6.6)	28.7	45.1
Accounts payable and accrued liabilities	(20.4)	3.1	(116.5)
Income and other taxes payable	(10.8)	(54.7)	47.1

Change in non-cash working capital	(16.7)	8.3	(15.8)
Exclude amounts reported elsewhere on the statement of consolidated cash flows:
(Increase) decrease in current portion of restructuring provisions included in accounts payable and accrued liabilities	(4.4)	(2.4)	53.5
Decrease in accounts payable and accrued liabilities resulting from additions to properties	7.4	3.7	14.9
Other	—	—	(18.7)
Other changes in non-cash working capital balances (reclassification to (from) long-term liabilities from (to) current liabilities)	13.7	(7.6)	(40.1)

Change in non-cash working capital balances related to operations	$—	$2.0	$(6.2)

10. INVESTMENTS

(in millions)	2002	2001

Rail investments accounted for on an equity basis	$61.2	$50.9
Other investments accounted for on a cost basis	31.0	44.0

Total investments	$92.2	$94.9

11. NET PROPERTIES

		accumulated	net book
(in millions)	cost	depreciation	value

2002
Track and roadway	$7,315.2	$2,245.6	$5,069.6
Buildings	348.1	123.8	224.3
Rolling stock	3,067.7	1,277.5	1,790.2
Other	1,590.0	524.8	1,065.2

Total net properties	$12,321.0	$4,171.7	$8,149.3

2001
Track and roadway	$7,005.5	$2,179.7	$4,825.8
Buildings	340.3	120.8	219.5
Rolling stock	3,100.2	1,264.0	1,836.2
Other	1,554.7	500.7	1,054.0

Total net properties	$12,000.7	$4,065.2	$7,935.5

At December 31, 2002, net properties included assets held under capital lease of $399.3 million at cost (2001 – $399.8 million), and related accumulated depreciation of $57.8 million (2001 – $44.2 million).

During the year, capital assets were acquired under the Company’s capital program at an aggregate cost of $551.1 million (2001 – $688.3 million), none of which were acquired by means of capital leases (2001 – $133.0 million). During 2001, operating leases on certain rolling stock were converted to capital leases, increasing properties by $64.8 million. Cash payments related to capital purchases were $558.5 million in 2002 (2001 – $566.4 million), including payments for capital purchases contained in accounts payable in prior years. At December 31, 2002, no amounts (2001 – $7.4 million) remained in accounts payable related to the above purchases.

12. OTHER ASSETS AND DEFERRED CHARGES

(in millions)	2002	2001

Prepaid pension costs	$335.6	$270.2
Other	174.4	145.0

Total other assets and deferred charges	$510.0	$415.2

13. LONG-TERM DEBT

	currency in
(in millions)	which payable	2002	2001

6.250 % Notes due 2011	US$	$631.0	$636.0
7.125 % Debentures due 2031	US$	552.2	556.5
6.875 % Debentures due 2003	US$	394.4	397.5
9.450 % Debentures due 2021	US$	394.4	397.5
8.850 % Debentures due 2022	US$	—	397.5
7.20 % Medium Term Notes due 2005	CDN$	250.0	250.0
6.91 % Secured Equipment Notes due 2005 – 2024	CDN$	235.0	235.0
7.49 % Equipment Trust Certificates due 2005 – 2021	US$	189.3	190.8
Secured Equipment Loan due 2003 – 2015	CDN$	160.6	162.8
Obligations under capital leases due 2003 — 2022 (6.85% – 7.65%)	US$	448.4	456.4
Obligations under capital leases due 2006 (7.88% – 10.93%)	CDN$	1.8	2.1
Other	US$	1.0	1.2

		3,258.1	3,683.3
Perpetual 4 % Consolidated Debenture Stock	US$	50.5	50.9
Perpetual 4 % Consolidated Debenture Stock	GBP£	14.3	13.0

		3,322.9	3,747.2
Less: Long-term debt maturing within one year		400.8	38.2

		$2,922.1	$3,709.0

At December 31, 2002, long-term debt denominated in U.S. dollars was CDN$2,661.2 million (2001 – CDN$3,084.3 million).

Interest on each of the following instruments is paid semi-annually. Interest on the 6.250 % Notes and the 7.125 % and 6.875 % Debentures is paid on April 15 and October 15 of each year, with final interest payment and principal repayment for the 6.875 % Debentures occurring on April 15, 2003. Interest on the 9.450 % Debentures is paid on February 1 and August 1 of each year. All of these notes and debentures are unsecured, but carry a negative pledge.

The 8.850 % Debentures were called in June 2002. As a result of the early redemption, CPR was required to pay a call premium of $17.5 million and accelerate the amortization of the related remaining deferred financing charges of $2.5 million. Both these items are included in Other Charges (see Note 4).

The Medium Term Notes are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 28 and December 28 of each year.

The Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific units of railway rolling stock. The Company is making semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Thereafter, the Company will pay on April 1 and October 1 of each year, commencing April 1, 2005, up to and including October 1, 2024, equal blended semi-annual payments of principal and interest of $10.9 million.

The Equipment Trust Certificates are secured by specific locomotive units. Semi-annual interest payments of US$4.5 million are being made on January 15 and July 15 of each year, up to and including January 15,2005. Thereafter, semi-annual payments will vary in amount and will be interest-only payments or blended principal and interest payments. Final payment of principal is due January 15,2021.

The Secured Equipment Loan is secured by specific locomotive units. The interest rate is floating and is calculated based on a six-month average CDOR (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2002 – 3.13%; 2001 – 4.67%; and 2000 – 6.54%). The Company makes blended payments of interest and principal semi-annually on February 1 and August 1 of each year.

The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2002 are (in millions): 2003 – $396.8; 2004 – $2.5; 2005 – $260.8; 2006 – $14.7; 2007 – $15.1.

At December 31, 2002, capital lease obligations included in long-term debt were as follows:

(in millions)	year	capital leases

Minimum lease payments in:
	2003	$36.0
	2004	37.1
	2005	37.1
	2006	38.9
	2007	40.4
	Thereafter	664.6

Total minimum lease payments		854.1
Less: Imputed interest		403.9

Present value of minimum lease payments		450.2
Less: Current portion		4.0

Long-term portion of capital lease obligations		$446.2

14. FINANCIAL INSTRUMENTS

Forward Foreign Currency Exchange Contracts
Exposure to changes arising from fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams and certain U.S. dollar expenditures has been managed by selling or purchasing forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2002, the Company had entered into foreign exchange contracts to purchase approximately US$40.0 million (2001 – contracts to sell approximately US$170.0 million) in January 2003 at an effective exchange rate of 1.56 (2001 – 1.45 to 1.47). At December 31, 2002, the unrealized gain on forward foreign currency exchange contracts was CDN$0.9 million (unrealized loss in 2001 – CDN$25.0 million).

Commodity Contracts
Exposure to fluctuations in fuel prices has been managed by selling or purchasing crude oil futures. At December 31, 2002, the Company had entered into futures contracts, which are accounted for as cash flow hedges, to purchase approximately 5,116,000 barrels (2001 – 5,755,000) over the years 2003 to 2007 at average annual prices ranging from US$22.20 to US$20.83 per barrel (2001 – US$23.79 to US$20.68). At December 31, 2002, the unrealized gain on crude oil futures was CDN$26.3 million (unrealized loss in 2001 – CDN$19.4 million).

Interest Rate Contracts
At December 31, 2002, the Company had an outstanding interest rate swap agreement, accounted for as a fair value hedge, for a nominal amount of CDN$40.8 million (2001 – CDN$40.8 million) which converts a portion of its fixed interest rate liability into a variable rate liability.

The following table discloses the terms of the swap agreement in place at December 31, 2002:

expiration	November 2003

Notional amount of principal (in millions)	$40.8
Fixed receiving rate	8.0%
Variable paying rate(1)	5.1%

(1)	Based on Bankers’ Acceptances.

The Company is also party to agreements that have established the borrowing rate on CDN$200 million of long-term debt, expected to be issued within the first four months of 2003. Unrealized losses on this arrangement, which is accounted for as a cash flow hedge, are currently $13.6 million and are expected to be amortized over the life of the issue.

Credit Risk Management
The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Company does not anticipate such non-performance as dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.

Interest Rate Exposure and Fair Values
The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments is summarized in the following table:

		fixed interest rate maturing in

					total
	at floating	2003	2004	2008	carrying	fair
(in millions)	interest rates		to 2007	and after	value	value

Financial assets
Cash and short-term investments 2002	$284.9	$—	$—	$—	$284.9	$284.9

Cash and short-term investments 2001	$556.9	$—	$—	$—	$556.9	$556.9

Financial liabilities
6.250% Notes	—	—	—	631.0	631.0	701.0
7.125% Debentures	—	—	—	552.2	552.2	644.0
6.875% Debentures	—	394.4	—	—	394.4	399.4
9.450% Debentures	—	—	—	394.4	394.4	551.8
Medium Term Notes	—	—	250.0	—	250.0	267.3
Secured Equipment Notes	—	—	18.3	216.7	235.0	251.1
Equipment Trust Certificates	—	—	10.8	178.5	189.3	230.2
Secured Equipment Loan	160.6	—	—	—	160.6	160.6
4% Consolidated Debenture Stock	—	—	—	64.8	64.8	54.6
Obligations under capital leases	—	4.0	30.3	415.9	450.2	512.0
Other	—	0.2	0.8	—	1.0	1.0
Forward foreign currency contracts	—	—	—	—	—	0.9
Crude oil futures	—	—	—	—	—	26.3
Interest rate swaps	40.8	(40.8)	—	—	—	1.0
Interest rate locks	—	—	—	—	—	(13.6)

Total financial liabilities 2002					$3,322.9	$3,787.6

Total financial liabilities 2001					$3,747.2	$3,851.7

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

•	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2002. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings with terms and conditions similar to those borrowings in place at the balance sheet date.

•	The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2002, which generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the balance sheet date.

15. DEFERRED LIABILITIES

(in millions)	2002	2001

Provision for restructuring and environmental remediation (Note 16)	$441.8	$551.0
Deferred workers’ compensation	179.1	143.6
Accrued employee benefits	115.8	100.3
Fibre optics rights-of-way deferred revenue	61.0	58.0
Other	75.9	77.4

	873.6	930.3
Less: Amount payable/realizable within one year	219.2	185.7

Total deferred liabilities	$654.4	$744.6

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.

16. RESTRUCTURING ACCRUAL AND ENVIRONMENTAL REMEDIATION

At December 31, 2002, the provision for restructuring and environmental remediation was $441.8 million (2001 – $551.0 million). This provision is primarily comprised of labour liabilities for restructuring plans that are substantially implemented as well as the liability for a multi-year soil remediation program. Labour liabilities reflect the expected residual payments to protected employees.

During 2002, CPR began new restructuring initiatives to reduce costs by eliminating 85 positions. The reductions occurred mostly in administrative areas. These initiatives required an increase to the provision of $6.8 million. This change was offset by a net reduction of $3.9 million of previously accrued initiatives due to net experience gains and by an additional $2.3 million present value discount due to a delay in expected payments.

During 2001, CPR announced an additional restructuring initiative to reduce costs by eliminating 500 positions in the area of administration as well as in operations, particularly fleet maintenance. The new initiative required an increase to the provision of $59.5 million (2000 – $18.2 million). This change was offset by a net reduction of $72.7 million (2000 – $24.1 million) of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to a projected increase in traffic volumes, modifications in the regulatory environment, cost reductions from rule modifications in the latest collective agreements and experience gains.

17. SHAREHOLDERS’ EQUITY

Reorganization
During 2001, as part of a corporate reorganization, CPL distributed its interest in CPRC to a newly created publicly held company, CPRL. CPRL Common Shares were issued at a ratio of 1:2 for each CPL share outstanding. The number of CPRL shares outstanding on October 5,2001, being the date that former shareholders of CPL became shareholders of CPRL, was 158.3 million. The CPRC Ordinary Shares outstanding at the time of reorganization are now wholly owned by CPRL.

Authorized and Issued Share Capital
The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31,2002, no Preferred Shares had been issued.

An analysis of Ordinary and Common Share balances is as follows:

(in millions)	number	amount

2002
Balance, January 1	158.4	$1,114.1
Common Shares issued under stock option plans	0.1	2.0

Balance, December 31	158.5	$1,116.1

2001 Balance, October 5	347.2	$1,812.5
Return of capital to CPL on reorganization	—	(700.0)
Ordinary Shares exchanged on reorganization	(347.2)	(1,112.5)
Common Shares issued as part of share exchange on reorganization	158.3	1,112.5
Common Shares issued under stock option plans	0.1	1.6

Balance, December 31	158.4	$1,114.1

Contributed Surplus
During 2001, the Company paid net capital contributions totalling $8.3 million to former affiliates.

Foreign Currency Translation Adjustments
Included in equity are the following cumulative foreign currency translation adjustments:

(in millions)	2002	2001

Balance, January 1	$125.5	$84.3
Change in foreign currency translation rates on foreign subsidiaries	(8.3)	44.1
Other	(3.2)	(2.9)

Balance, December 31, before designated hedge	$114.0	$125.5
Designated hedge	8.3	—

Balance December 31, including designated hedge	$122.3	$125.5

18. PENSIONS AND OTHER BENEFITS

Pensions and Other Benefits, Excluding Post-employment Restructuring Benefits
The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Annual contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal or provincial pension supervisory authorities.

Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits, which are based on Company-specific claims.

At December 31, the net benefit (credit) expense for DB pension plans and other benefits included the following components:

	pensions		other benefits
(in millions)	2002	2001	2002	2001

Current service cost (benefits earned by employees in the year)	$61.7	$60.5	$14.6	$16.5
Interest cost on benefit obligation	387.1	374.3	25.6	23.7
Expected return on pension fund assets	(450.0)	(444.2)	—	—
Amortization of:
Transitional (asset) obligation	(15.6)	(15.6)	13.4	13.8
Prior year service cost	11.8	8.6	—	—
Net actuarial loss (gain)	0.3	(0.2)	0.8	—

Net benefit (credit) expense	$(4.7)	$(16.6)	$54.4	$54.0

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	pensions		other benefits
(in millions)	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation at January 1	$5,844.5	$5,604.0	$379.2	$340.5
Transferred to DC plan	—	(31.6)	—	—
Current service cost	61.7	60.5	14.6	16.5
Interest cost	387.1	374.3	25.6	23.7
Employee contributions	46.4	49.0	—	—
Benefits paid	(364.8)	(350.2)	(32.9)	(28.4)
Foreign currency changes	(1.1)	7.8	(0.4)	2.7
Plan amendments	(4.5)	88.6	(5.1)	—
Actuarial loss	23.8	42.1	42.8	24.2

Benefit obligation at December 31	$5,993.1	$5,844.5	$423.8	$379.2

Change in fund assets:
Fair value of fund assets at January 1	$5,484.7	$5,711.3	$—	$11.7
Transferred to DC plan	—	(31.6)	—	—
Actual return on fund assets	(95.6)	57.7	—	—
Employer contributions	59.9	42.3	32.9	16.7
Employee contributions	46.4	49.0	—	—
Benefits paid	(364.8)	(350.2)	(32.9)	(28.4)
Foreign currency changes	(1.0)	6.2	—	—

Fair value of fund assets at December 31	$5,129.6	$5,484.7	$—	$—

Funded status — plan deficit	$(863.5)	$(359.8)	$(423.8)	$(379.2)
Unamortized prior service cost	107.8	122.8	—	—
Unamortized net transitional (asset) obligation	(160.7)	(176.4)	133.1	151.6
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine pension expense	600.8	255.0	—	—
Unamortized net actuarial loss(1)	641.8	420.0	74.4	32.8

Accrued benefit asset (liability) in the consolidated balance sheet	$326.2	$261.6	$(216.3)	$(194.8)

(1)	The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) is equal to $42.5 million at December 31, 2002 (2001 — nil). This amount will be amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years) starting in 2003.

At December 31, 2002, fund assets consisted primarily of listed stocks and bonds, including 760,000 CPRL Common Shares (2001 — 775,000) at a market value of $23.7 million (2001 — $24.9 million).

Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeds the fund assets:

	pensions		other benefits
(in millions)	2002	2001	2002	2001

Benefit obligation	$(5,993.1)	$(5,844.5)	$(423.8)	$(379.2)
Fair value of fund assets	5,129.6	5,484.7	—	—

	$(863.5)	$(359.8)	$(423.8)	$(379.2)

Actuarial assumptions used at December 31 are approximately:

(percentage)	2002	2001

Discount rate for plan obligation	6.75	6.75
Projected future salary increases	3.00	3.00
Expected rate of return on fund assets for the year ended December 31	8.00	8.00
Health care cost trend rate(1)	6.90	7.50

(1) The health care cost trend rate is projected to decrease by 0.6 % per year to approximately 4.5 % per year.

Effective January 1,2001, the Company offered Canadian non-unionized employees the option to convert to a DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2002, the net expense of this plan, which generally equals the employer’s required contribution, was $2.6 million (2001 — $2.6 million).

Post-employment Restructuring Benefits
The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 16). The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions)	2002	2001

Change in liability:
Restructuring labour liability at January 1	$306.4	$389.1
Plan adjustment	(1.1)	(12.8)
Settlement gain	—	(4.4)
Interest cost	18.1	21.7
Benefits paid	(83.3)	(90.0)
Foreign currency changes	(0.4)	2.8

Restructuring labour liability at December 31	239.7	306.4

Unfunded restructuring labour asset	(239.7)	(306.4)
Unamortized net transitional asset	(73.3)	(90.9)

Accrued restructuring labour liability in the consolidated balance sheet	$(313.0)	$(397.3)

19. STOCK-BASED COMPENSATION

At December 31, 2002, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan, and an employee stock savings plan. These plans resulted in a compensation cost in the year of $7.4 million (2001 – $4.7 million).

In 2001, charges of $16.6 million for stock compensation resulting from increases in share values between the date the spin-off was announced on February 12, 2001, and the date the spin-off was completed on October 1, 2001, were included in the income statement as part of Spin-off Related, Incentive Compensation and Unusual Charges.

Replacement Options and SARs
Due to the reorganization of CPL, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.

By agreement between CPRL and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CPRL employees is recognized as an expense by CPRL. The difference between the strike price and the exercise price of CPRL SARs held by employees of the former affiliates is recovered from the former affiliates.

SARs are attached to 50 % of the options and there is a one-to-one cancellation ratio between those options and SARs.

Stock Option Plans and SARs
Under the Company’s stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. Consequently, these options do not result in a charge to net income. Pursuant to the employee plan, regular options may be exercised upon vesting, which is between 24 and 36 months after the grant date. Performance options vest after 48 months unless certain performance targets are achieved, in which case vesting is accelerated.

At December 31, 2002, there were 6,373,659 (2001 – 7,778,930) Common Shares available for the granting of future options under the stock option plans out of the 11,500,000 Common Shares currently authorized.

With the grant of an option, employees may be simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.

No options expired during 2002. The following is a summary of the Company’s fixed stock option plan as of December 31:

	number	weighted average
2002	of options	exercise price

Outstanding, January 1	3,607,622	$23.99
Replacement options granted	—	—
New options granted	1,550,725	30.65
Exercised	(139,101)	13.50
Forfeited	(145,455)	22.19

Outstanding, December 31	4,873,791	$26.61

Options exercisable at December 31	827,426	$16.31

	number	weighted average
2001	of options	exercise price

Outstanding, January 1	—	$—
Replacement options granted	1,159,036	13.99
New options granted	2,699,700	27.62
Exercised	(113,448)	14.34
Forfeited	(137,666)	13.82

Outstanding, December 31	3,607,622	$23.99

Options exercisable at December 31	907,922	$13.97

At December 31, 2002, the details of the stock options outstanding were as follows:

	options outstanding			options exercisable

		weighted	weighted		weighted
range of	number	average years	average	number	average
exercise prices	of options	to expiration	exercise price	of options	exercise price

$09.30 – $09.83	53,338	1	$9.81	53,338	$9.81
$10.49 – $14.61	481,315	6	$13.61	481,315	$13.51
$15.61 – $18.96	172,773	5	$16.85	172,773	$16.85
$27.62 – $35.15	4,166,365	9	$28.74	120,000	$29.61

Total	4,873,791	8	$26.61	827,426	$16.31

Deferred Share Unit Plan
The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 36 months and are only redeemable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33 % of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25%. Key employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31,2002, there were 214,911 (2001 – 28,669) DSUs outstanding. No DSUs were redeemed in 2002.

Employee Share Purchase Plan
In October 2001, the Company created an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for the employee. The Company’s contributions are expensed over the one-year vesting period.

For those employees who enrolled in the plan prior to December 31,2001, the Company contributes $1,000 (US$650) for the first $1,000 contributed by the employee. After a threshold of $1,000 is reached, and for employees who join the plan subsequent to December 31,2001, the Company matches $1 for every $3 contributed by the employee.

All employees have the opportunity to participate in the program to a maximum of 6 % of annual salary.

At December 31,2002, there were 9,746 (2001 – 10,087) participants in the plan. The total number of shares purchased in 2002 on behalf of participants, including the Company contribution, was 1,023,624 (2001 – 185,661) shares. In 2002, the Company’s contributions totalled $11.3 million (2001 – $4.2 million).

Additional Fair Value Disclosure
The issuance or exercise of the stock options authorized by CPR’s stock compensation plan does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CPR used the fair value method, the fair value of options granted on or after January 1,2002, would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		2002

Net income (in millions)	As reported	$496.0
	Pro forma	$492.9
Basic earnings per share (in dollars)	As reported	$3.13
	Pro forma	$3.11
Diluted earnings per share (in dollars)	As reported	$3.11
	Pro forma	$3.09

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $8.4 million. The weighted average assumptions were approximately:

2002

Expected option life (years)	4.41
Risk-free interest rate	4.45%
Expected stock price volatility	30%
Expected annual dividends per share	$0.51

20. RELATED PARTY TRANSACTIONS

No rail services were provided to related parties in 2002. For the first nine months of 2001, leading up to the date of the spin-off, $328.2 million of rail services were provided to former affiliates (for the 12 months ended December 31, 2000 – $417.7 million). No amounts were included in accounts receivable at December 31, 2002 (2001 – $23.1 million) as a result of these transactions.

21. COMMITMENTS AND CONTINGENCIES

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2002, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2002, the Company had committed to future capital expenditures amounting to $197.2 million.

At December 31, 2002, the Company had a committed unused line of credit of $666.0 million available for short-term and long-term financing, repayable three years after signing and prepayable at the Company’s option. The interest rate varies based on bank prime, Bankers’ Acceptances or the London InterBank Offered Rate.

Minimum payments under operating leases were estimated at $486.0 million in aggregate, with annual payments in each of the five years following 2002 of (in millions): 2003 – $131.6; 2004 – $104.0; 2005 – $93.0; 2006 – $71.5; 2007 – $48.6.

22. SEGMENTED INFORMATION

Operating Segment
The Company operates in only one operating segment: rail transportation. The financial information presented at this level is used by management for decision making.

No customer accounts for more than 10 % of the Company’s revenue.

Geographic Information

(in millions)	Canada	United States	total

2002
Revenues	$2,607.5	$1,058.1	$3,665.6
Net properties	$6,189.6	$1,959.7	$8,149.3
2001
Revenues	$2,665.6	$1,033.0	$3,698.6
Net properties	$5,992.6	$1,942.9	$7,935.5
2000
Revenues	$2,697.1	$958.0	$3,655.1
Net properties	$5,620.4	$1,768.9	$7,389.3

Consolidating Information – 2002

			other	consolidating
(in millions)	Canada	United States	countries	entries	total

Revenues	$2,607.5	$1,058.1	$–	$–	$3,665.6
Operating expenses	2,078.8	887.5	–	(157.2)	2,809.1

Operating income	528.7	170.6	–	157.2	856.5
Interest and other charges	240.7	29.8	(6.5)	–	264.0
Foreign exchange (gain) loss on long-term debt	(15.5)	–	2.1	–	(13.4)
Income taxes	18.3	42.3	0.2	49.1	109.9

Net income	$285.2	$98.5	$4.2	$108.1	$496.0

Current assets	$663.1	$310.2	$2.0	$(66.0)	$909.3
Net properties	4,991.8	1,959.7	–	1,197.8	8,149.3
Other long-term assets	520.0	82.1	0.1	–	602.2

Total assets	$6,174.9	$2,352.0	$2.1	$1,131.8	$9,660.8

Current liabilities	$1,242.0	$325.1	$(0.6)	$(68.7)	$1,497.8
Long-term liabilities	3,835.0	734.3	(1.3)	208.6	4,776.6
Shareholders’ equity	1,097.9	1,292.6	4.0	991.9	3,386.4

Total liabilities and shareholders’ equity	$6,174.9	$2,352.0	$2.1	$1,131.8	$9,660.8

Consolidating Information – 2001

			other	consolidating
(in millions)	Canada	United States	countries	entries	total

Revenues	$2,665.1	$1,033.0	$—	$0.5	$3,698.6
Operating expenses	2,191.2	870.5	—	(179.6)	2,882.1

Operating income	473.9	162.5	—	180.1	816.5
Interest and other charges	248.3	38.5	(33.6)	—	253.2
Foreign exchange loss on long-term debt	58.2	—	—	—	58.2
Income taxes	58.0	50.8	0.5	23.3	132.6

Net income	$109.4	$73.2	$33.1	$156.8	$372.5

Current assets	$956.1	$310.6	$3.1	$(54.3)	$1,215.5
Net properties	4,958.3	1,942.9	—	1,034.3	7,935.5
Other long-term assets	486.2	23.9	—	—	510.1

Total assets	$6,400.6	$2,277.4	$3.1	$980.0	$9,661.1

Current liabilities	$930.4	$292.8	$0.1	$(56.9)	$1,166.4
Long-term liabilities	4,634.3	735.5	(0.5)	153.0	5,522.3
Shareholders’ equity	835.9	1,249.1	3.5	883.9	2,972.4

Total liabilities and shareholders’ equity	$6,400.6	$2,277.4	$3.1	$980.0	$9,661.1

Consolidating Information – 2000

			other	consolidating
(in millions)	Canada	United States	countries	entries	total

Revenues	$2,701.9	$958.0	$—	$(4.8)	$3,655.1
Operating expenses	2,149.6	844.0	—	(183.7)	2,809.9

Operating income	552.3	114.0	—	178.9	845.2
Interest and other charges	225.9	18.4	(56.3)	—	188.0
Foreign exchange loss on long-term debt	32.1	—	—	—	32.1
Income taxes	76.1	17.8	4.4	24.2	122.5

Net income	$218.2	$77.8	$51.9	$154.7	$502.6

Current assets	$543.8	$276.0	$71.6	$(62.0)	$829.4
Net properties	4,773.4	1,768.9	—	847.0	7,389.3
Other long-term assets	400.4	39.2	—	(0.1)	439.5

Total assets	$5,717.6	$2,084.1	$71.6	$784.9	$8,658.2

Current liabilities	$897.1	$317.3	$12.8	$(64.3)	$1,162.9
Long-term liabilities	3,306.3	587.1	44.0	122.3	4,059.7
Shareholder’s equity	1,514.2	1,179.7	14.8	726.9	3,435.6

Total liabilities and shareholder’s equity	$5,717.6	$2,084.1	$71.6	$784.9	$8,658.2

The condensed income statement and balance sheet for the Canadian operations have been prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency in Canada. The changes required to consolidate the Canadian operations are identified above as consolidating entries with the exception of amounts adjusting current assets and liabilities, which are eliminations of inter-company balances between countries.

23. RECLASSIFICATION

Certain prior years’ figures have been reclassified to conform with the presentation adopted for 2002.

24. SUPPLEMENTARY DATA

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s statement of consolidated income and balance sheet. Certain additional disclosures as required under U.S. GAAP have not been provided, as permitted by the Securities Exchange Commission.

Accounting for Derivative Instruments and Hedging
Effective January 1, 2001, Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FASB 133”), and FASB Statement No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“FASB 138”) became effective for U.S. GAAP. FASB 133 and FASB 138 permit hedging of cash flows when specific documentation is in place from inception of the hedge and the hedge meets effectiveness testing on an ongoing basis. All derivative instruments are recognized on the balance sheet at fair value with changes in fair value being recorded in comprehensive income until the hedged transaction occurs, at which time these amounts are included in the income statement. Under Canadian GAAP, derivative instruments are not recorded on the balance sheet at fair value and gains or losses are included in the income statement when the hedged transaction occurs.

Prior to January 1, 2001, under FASB Statement No. 52 “Foreign Currency Translation” (“FASB 52”) for U.S. reporting purposes, forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments are recognized in the financial statements at fair value, with any resulting gains or losses immediately reflected in income. Under Canadian GAAP, certain of these forward foreign exchange contracts qualify as hedges for accounting purposes. Consequently, the fair value of these unsettled contracts is not reflected in the financial statements and any realized gains or losses are only recognized at the time of completion of the hedged transactions.

Pensions and Post-retirement Benefits
Effective January 1, 2000, the Company adopted prospectively CICA Section 3461 “Employee Future Benefits.” Canadian GAAP policy requires amortization of actuarial gains and losses only if they exceed 10 % of the greater of the benefit obligation and the market-related value of the plan assets (“the corridor”). This harmonizes the Canadian GAAP treatment with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”) and FASB Statement No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“FASB 106”). Previously, all actuarial gains and losses were amortized under Canadian GAAP.

Upon transition to CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized to income. This created a difference compared with U.S. GAAP in 2002, 2001 and 2000, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor.

Post-employment Benefits
Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

Termination Benefits
Termination benefits are also covered by CICA Section 3461. Upon transition to this accounting policy effective January 1, 2000, a net transitional asset was created and is being amortized to income. Under U.S. GAAP, benefits are expensed when paid.

Stock-based Compensation
Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation,” a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 1), CPL underwent an equity restructuring, which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP does not require revaluation of these options.

Internal Use Software
Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the costs of computer software developed or obtained for internal use,” certain costs, including preliminary project phase costs, are required to be expensed as incurred. These costs are capitalized under Canadian GAAP.

Capitalization of Interest
The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 “Capitalization of Interest Cost” requires these interest costs to be capitalized.

Income Taxes
Effective January 1, 2000, the Company adopted retroactively without restatement CICA Section 3465 “Future Income Taxes.” This policy, which requires the use of the liability method, is effectively identical to FASB Statement No. 109 “Accounting for Income Taxes” (“FASB 109”), thus eliminating prior-year differences. On adoption of CICA Section 3465 in 2000, the cumulative adjustment was taken to retained earnings for Canadian GAAP. Canadian GAAP requires the use of substantively enacted tax rates for the calculation of future income taxes, whereas under FASB 109, only enacted tax rates can be used. In the period 2000 to 2002, reduced income tax rates were substantively enacted in Canada, for which, under U.S. GAAP, the benefit could not be recognized until the rate changes were enacted.

Comprehensive Income
FASB Statement No. 130 “Reporting Comprehensive Income” requires disclosure of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. In 2002, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries as well as other foreign currency translation adjustments, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and derivative instrument adjustments. In 2001 and 2000, other comprehensive income arose from foreign currency translation, minimum pension liability and derivative instrument adjustments.

Assets Purchased Through Conditional Sales Agreement
The Company acquired assets through lease agreements which included conditional sales agreements and a put option to sell the assets to a third party in the future. Under Canadian GAAP, this transaction meets the accounting guidelines for an operating lease and has been accounted for as such. Under U.S. GAAP, FASB Statement No. 13 “Accounting for Leases” states that conditional sales agreements must be accounted for as capital leases.

Impairment or Disposal of Long-lived Assets
On January 1, 2002, the Company adopted FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FASB 144”). FASB 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed of. “FASB 144 applies to all long-lived assets and, consequently, amends Accounting Principles Board Opinion No. 30 “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The impact of adopting FASB 144 was immaterial.

Debt Extinguishment
In the second quarter of 2002, CPR early adopted prospectively FASB Statement No. 145 “Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“FASB 145”). During 2002, CPR redeemed long-term debt that was due 2022 and incurred a penalty for early redemption. Under U.S. GAAP, this transaction is now treated the same as under Canadian GAAP. There were no such transactions in 2001 and 2000 that would require restatement under FASB 145.

Additional Minimum Pension Liability
In accordance with FASB 87, the Company recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in liabilities is charged directly to shareholders’ equity, net of related deferred income taxes. Under Canadian GAAP, there is no requirement to set up a minimum pension liability based on an annual funding test.

Future Accounting Changes
In June 2001, the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FASB 143”), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The effect on net income of adopting this standard on January 1, 2003, has not yet been determined.

In June 2002, the FASB issued Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FASB 146”). FASB 146: addresses accounting and reporting of costs associated with exit or disposal activities, nullifying Emerging Issues Task Force Abstract No. 94-3; requires recognition and measurement of a liability, at fair value, for a cost associated with an exit or disposal activity only when the liability is incurred; and, specifies that a liability for such a cost is incurred when the definition of a liability in FASB Statement No. 6 is met. FASB 146 is effective for exit or disposal activities initiated after December 31,200. The Company adopted this standard prospectively on January 1, 2003. The impact of adopting this standard is not anticipated to be material.

In January 2003, the FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires that when the majority equity owner of a variable interest entity holds an equity ownership representing less than 10 % of the total assets of the variable interest entity, the primary beneficiary of the variable interest entity is required to consolidate the variable interest entity. FIN 46 is effective for fiscal periods beginning after June 15, 2003, for variable interests acquired before February 1,2003, and immediately for variable interests created after January 31, 2003. Effective January 1, 2003, the Company early adopted FIN 46 prospectively. The Company has one variable interest entity of which it is the primary beneficiary and meets the criteria for consolidation. The impact of consolidating the variable interest entity will be to increase net properties by approximately $208.0 million and long-term debt by approximately $209.0 million.

In December 2002, the FASB issued Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5,57 and 107” (“FIN 45”). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The impact of adopting FIN 45 on January 1, 2003, is not anticipated to be material.

Statement of Cash Flows
There are no material differences in the statement of consolidated cash flows under U.S. GAAP.

Comparative Income Statement
Net income is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions)	2002	2001	2000

Net income – Canadian GAAP	$496.0	$372.5	$502.6
Increased (decreased) by:
Pension costs	(44.8)	(37.6)	(37.0)
Post-retirement benefits	8.3	7.9	8.5
Post-employment benefits	(0.5)	5.8	(17.9)
Termination benefits	(14.7)	(11.7)	5.4
Internal use software	(6.4)	(12.0)	(20.5)
Conditional sales agreements	(1.1)	—	—
Stock-based compensation	(6.2)	(9.0)	—
Derivative instruments (FASB 52)	—	—	(14.3)
Capitalized interest	2.2	3.6	2.9
Future (deferred) income tax recovery on the above items	22.8	18.9	34.3
Substantively enacted tax rate adjustment	—	131.7	(131.7)
Future (deferred) income taxes – effect of change in accounting policy	—	—	(65.3)

Income before cumulative catch-up adjustment – U.S. GAAP	455.6	470.1	267.0
Cumulative catch-up adjustment on adoption of FASB 133, net of tax	—	9.6	—

Net income – U.S.GAAP	$455.6	$479.7	$267.0
Other comprehensive income:
Unrealized foreign exchange (loss) gain on net investment in self-sustaining U.S. subsidiaries	(8.3)	44.1	17.1
Unrealized foreign exchange gain on designated hedge	8.3	—	—
Other changes in the foreign currency translation adjustment	(3.2)	(2.9)	(0.6)
Minimum pension liability adjustment	(394.0)	(10.7)	(7.1)
Derivative instruments (FASB 133)	25.9	(25.0)	—
Future (deferred) income tax (expense) recovery on the above items	149.0	(1.8)	(5.7)

Comprehensive income	$233.3	$483.4	$270.7

Earnings per share – U.S.GAAP
Basic earnings per share before cumulative catch-up adjustment	$2.87	$2.97	$1.69

Diluted earnings per share before cumulative catch-up adjustment	$2.86	$2.96	$1.68

A summary of railway operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions)	2002	2001	2000

Operating income
Canadian GAAP	$856.5	$816.5	$845.2
U.S. GAAP	$795.8	$759.9	$783.7

Balance Sheet
Had the consolidated balance sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions)	2002	2001

Assets
Long-term assets
Properties
Capitalized interest	$147.6	$145.5
Internal use software	(38.9)	(32.5)
Assets purchased through conditional sales agreements	207.8	216.7
Other assets and deferred charges
Pension	(169.0)	(124.2)
Minimum pension liability adjustment	(2.7)	6.9

Total assets	$144.8	$212.4

Liabilities and shareholders’ equity
Long-term liabilities
Deferred liabilities
Termination benefits	$(56.0)	$(70.7)
Post-retirement benefit liability	69.7	78.0
Post-employment benefit liability	12.6	12.1
Minimum pension liability adjustment	409.1	24.7
Derivative instruments	(0.9)	25.0
Long-term debt
Assets purchased through conditional sales agreements	208.9	216.7
Future income tax liability	(148.1)	23.8

Total liabilities	495.3	309.6
Shareholders’ equity
Share capital
Stock-based compensation	4.3	1.6
Contributed surplus Stock-based compensation	10.9	7.4
Foreign currency translation adjustments	(122.3)	(125.5)
Retained income	(65.8)	(25.4)
Accumulated other comprehensive income
Foreign currency translation adjustments	67.6	69.5
Minimum pension liability adjustment	(246.7)	(10.8)
Derivative instruments (FASB 133)	1.5	(14.0)

Total liabilities and shareholders’ equity	$144.8	$212.4

FIVE-YEAR SUMMARY

(in millions)	2002	2001(1)	2000(1)	1999(1)	1998(1)

Income statement
Revenues
Freight
Grain	$631.4	$749.3	$755.2	$687.5	$740.6
Coal	442.5	474.1	387.8	391.6	449.0
Sulphur and fertilizers	401.3	380.7	425.8	419.6	452.9
Forest products	360.3	354.4	365.9	361.2	324.7
Industrial products	422.1	430.7	438.1	433.0	430.4
Intermodal	881.9	803.6	781.9	751.8	679.3
Automotive	332.4	303.9	305.4	278.9	238.3

	3,471.9	3,496.7	3,460.1	3,323.6	3,315.2
Other(2)(4)	193.7	201.9	195.0	172.8	156.9

Total revenues(2)(4)	3,665.6	3,698.6	3,655.1	3,496.4	3,472.1
Operating expenses
Compensation and benefits	1,131.1	1,122.1	1,147.8	1,173.2	1,150.8
Fuel	357.5	403.0	409.7	279.2	281.6
Materials	165.7	180.9	213.3	199.4	234.6
Equipment rents	255.0	272.1	266.7	269.7	258.3
Depreciation	348.4	334.4	304.7	292.5	279.0
Purchased services and other	551.4	545.1	467.7	520.1	547.1

Total operating expenses, excluding spin-off related and incentive compensation charges(2)(4)	2,809.1	2,857.6	2,809.9	2,734.1	2,751.4

Operating income, excluding spin-off related and incentive compensation charges(2)(4)	856.5	841.0	845.2	762.3	720.7
Other charges, excluding foreign exchange gains and losses on long-term debt and bridge financing fees related to spin-off(2)(3)(4)	21.8	26.4	21.0	21.8	13.6
Interest expense	242.2	209.6	167.0	136.6	118.5
Income tax expense, excluding foreign exchange gains and losses on long-term debt and income tax on non-recurring items(2)(3)(4)	185.2	224.7	247.1	235.4	257.4

Income, excluding non-recurring items and foreign exchange gains and losses on long-term debt(2)(3)(4)	$407.3	$380.3	$410.1	$368.5	$331.2

Foreign exchange gain (loss) on long-term debt (net of income tax)(3)	16.7	(48.2)	(39.2)	37.5	(33.3)
Non-recurring items (net of income tax)(2)	72.0	40.4	131.7	(301.5)	28.4

Net income	$496.0	$372.5	$502.6	$104.5	$326.3

(1) Restated. Effective January 1, 2002, CPR adopted retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of foreign exchange gains and losses on long-term debt.

(2) Excluding non-recurring items as follows: For 2002, $72 million in income tax recoveries associated with a favourable court ruling related to prior years’ taxes; for 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees, and $64.0 million in income tax rate recoveries; for 2000, $131.7 million in income tax recoveries associated with a decrease in Canadian federal income tax rates; for 1999, $500.6 million ($301.5 million after tax) in charges comprised of $472.2 million in restructuring charges and a one-time charge of $28.4 million mostly related to Year 2000 remediation work; for 1998, a $44.4-million ($44.4 million after tax) gain on the sale of Coastal Marine Operations offset by $29.1 million ($16.0 million after tax) in charges related to Year 2000 remediation work.

(3) Excluding foreign exchange gain (loss) on long-term debt as follows: For 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt; for 2001, a $58.2-million ($48.2 million after tax) foreign exchange loss on long-term debt; for 2000, a $32.1-million ($39.2 million after tax) foreign exchange loss on long-term debt; for 1999, a $39.6-million ($37.5 million after tax) foreign exchange gain on long-term debt; for 1998, a $48.1-million ($33.3 million after tax) foreign exchange loss on long-term debt.

(4) These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CPR’s results, excluding foreign exchange gains and losses on long-term debt and non-recurring items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR.

Shareholder Information

COMMON SHARE MARKET PRICES

	2002		2001
Toronto Stock Exchange (Canadian dollars)	high	low	high	low

First quarter	34.64	29.80	—	—
Second quarter	37.75	31.70	—	—
Third quarter	37.98	28.26	—	—
Fourth quarter	33.75	26.93	32.95	22.50
Year	37.98	26.93	32.95	22.50

New York Stock Exchange (U.S. dollars)	high	low	high	low

First quarter	22.42	18.67	—	—
Second quarter	24.60	19.99	—	—
Third quarter	24.99	17.85	—	—
Fourth quarter	21.50	17.06	20.50	14.50
Year	24.99	17.06	20.50	14.50

Number of registered shareholders at year end				23,703
Market prices at year end
Toronto Stock Exchange				CDN$31.15
New York Stock Exchange				US$19.70

Shareholder Administration
Common Shares
Computershare Trust Company of Canada, with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.

For information concerning dividends, lost share certificates and estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-800-332-0095 or (514) 982-7800, by fax at 1-888-453-0330, or by e-mail at caregistryinfo@computershare.com, or write to:

Computershare Trust Company of Canada
9th Floor,100 University Avenue, Toronto, Ontario Canada M5J 2Y1

4% Consolidated Debenture Stock
Inquiries with respect to the Canadian Pacific Railway 4 % Consolidated Debenture Stock should be directed to the transfer agent and registrar as follows:

for stock denominated in U.S. currency – The Bank of New York at (212) 815-5346, or by e-mail at vmack@bankofny.com; and

for stock denominated in pounds sterling – BNY Trust Company of Canada at (416) 933-8504, or by e-mail at mredway@bankofny.com.

Market for Securities
The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock is listed on the London, England Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).

Trading Symbol
Common Shares – CP

Duplicate Annual Reports
While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information mailings such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Trust Company of Canada.

Direct Deposit of Dividends
Registered shareholders are offered the option of having their Canadian dollar dividends directly deposited into their personal bank accounts in Canada on the dividend payment dates. Shareholders who receive their dividends in Canadian currency may obtain a direct deposit enrolment form from Computershare Trust Company of Canada.

Corporate Governance
Canadian Pacific Railway’s Board of Directors and its management are committed to a high standard of corporate governance. We believe that effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.

Under the rules of the Toronto Stock Exchange (“TSX”), CPR is required to disclose information relating to its system for corporate governance. CPR’s disclosure addressing each of the TSX’s guidelines is set out in Appendix 1 to the Management Proxy Circular issued in connection with the 2003 Annual Meeting of Shareholders.

Directors

Stephen E. Bachand(1)(2)(4)
Former President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida

John E. Cleghorn, O.C., F.C.A.(1)(2)(5)
Chairman
SNC-Lavalin Group Inc.
Toronto, Ontario

Jacques Lamarre(2)(3)(5)
President and Chief Executive Officer
SNC-Lavalin Group Inc.
Montreal, Quebec

James E. Newall, O.C.(1)(2)(3)(4)(5)
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta

Dr. James R. Nininger(2)(3)(4)
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin(2)(3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C.(2)(3)(4)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C.(1)(2)(5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Robert J. Ritchie
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

The Rt. Hon., The Viscount Weir(2)(3)(5)
Chairman
Balfour Beatty plc
Ayrshire, Scotland

Michael W. Wright(1)(2)(4)
Retired Chairman of the Board
SUPERVALU INC.
Longboat Key, Florida

Senior Officers of the Company

James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta

Robert J. Ritchie(6)
President and
Chief Executive Officer
Calgary, Alberta

Edwin V. Dodge(6)
Executive Vice-President and
Chief Operating Officer
Calgary, Alberta

Michael T. Waites(6)
Executive Vice-President and
Chief Financial Officer
Calgary, Alberta

Allen H. Borak(6)
Vice-President,
Information Services
Calgary, Alberta

Paul Clark(6)
Vice-President, Communications
and Public Affairs
Calgary, Alberta

R. Andrew Shields(6)
Vice-President, Human Resources and
Industrial Relations
Calgary, Alberta

Marcella M. Szel, Q.C.(6)
Vice-President, Strategy and
Law, Corporate Secretary
Calgary, Alberta

W. Paul Bell
Vice-President,
Investor Relations
Calgary, Alberta

William D. Gantous
Vice-President and Treasurer
Calgary, Alberta

Brian Grassby
Vice-President and Comptroller
Calgary, Alberta

(1)	Audit, Finance and Risk Management Committee
(2)	Corporate Governance and Nominating Committee
(3)	Environmental and Safety Committee
(4)	Management Resources and Compensation Committee
(5)	Pension Trust Fund Committee
(6)	Management Executive Committee of Canadian Pacific Railway

please recycle.                          designed and produced by SMITH + ASSOCIATES

INGENUITY AT CPR New business ideas, creative solutions to opportunities and an entrepreneurial spirit distinguish CPR in the rail industry and in the marketplace. In 2002, we demonstrated that ingenuity at CPR has taken many forms as we strive to deliver value to our customers and our shareholders.

With trade between Canada and the U.S. expanding and congestion at the world’s busiest border crossing at Windsor-Detroit, CPR and Borealis Transportation Infrastructure Trust unveiled applied ingenuity to enhance an existing transportation corridor. They proposed to convert their existing rail tunnel under the Detroit River into a dedicated commercial truck route and to bore a new and larger rail tunnel. The proposed public-private partnership, to include government participation, would relieve congestion and enhance trade and security at the border.

CPR applied ingenuity to the deployment of its locomotive fleet to take advantage of new growth opportunities. The company began moving trains under the power of a single locomotive. Today, as many as 15 % of CPR trains set out with just one engine.

The move demonstrated the superiority of CPR’s high-performance alternating current locomotives and improved asset utilization while minimizing the cost of handling the new business.

CPR is quickly turning former competitors into customers with its unique Expressway service in the busy Montreal-Toronto-Detroit corridor. Expressway is built on ingenuity, using one-of-a-kind rail platforms that can move non-reinforced truck trailers. It offers trucking companies and fleet operators — traditional railway competitors — a way to deliver goods on time in heavily congested highway corridors while saving on driver, fuel and maintenance expenses, reducing investment in tractors, and cutting waiting time at the border.

When CPR launched its Integrated Operating Plan (IOP) in 1999, it was to serve as the foundation for a scheduled railway. Since then, it has reduced costs by $300 million, improved service and increased asset utilization. The IOP has impressed the Institute for Operations Research and the Management Sciences. The institute has named CPR, in partnership with MultiModal Applied Systems, Inc., a finalist for the Franz Edelman Award. The prestigious award, for achievement in operations research and management sciences, recognizes best-practice projects that “change people’s lives”. CPR and MultiModal have been recognized for “Perfecting the Scheduled Railroad: Model-Driven Operating Plan Development.” The winner will be announced in May 2003.

OUR VISION CPR’s vision is to be the preferred business partner in rail-based transportation services. To provide our customers the best service possible, we organize our rail freight business into three groups — Bulk, Carload and Intermodal & Automotive — because each group has its own distinct service and equipment requirements.

BULK

The Bulk Group serves CPR’s grain, fertilizer, coal and sulphur customers. CPR meets their unique needs by providing single-commodity train service to North American markets and to major ports for export.

CPR carries grain and other agricultural products from the Canadian prairies and North Dakota and Minnesota. We transport fertilizers from Alberta and Saskatchewan for overseas and domestic markets. CPR offers the shortest route from most of the key grain and fertilizer producing areas in western Canada to the Port of Vancouver.

We ship high-grade metallurgical coal produced in Canada for overseas export, and transport coal produced in Illinois, Indiana and Wyoming for generating power.

CPR is also the leading carrier of formed sulphur for export markets and is the largest carrier of liquid sulphur from Alberta to the southeastern U.S.

INTERMODAL & AUTOMOTIVE

CPR’s intermodal freight consists primarily of manufactured consumer products.

Domestic intermodal is mostly long-haul, east-west traffic moving in containers and trailers. International intermodal traffic moves in containers between the ports of Vancouver, Montreal, New York, and Philadelphia and inland points across Canada and in the U.S.

CPR is the leading rail service provider to the container shipping lines calling at the Port of Montreal. Our Montreal-Chicago corridor is the shortest route for European goods destined for the U.S. Midwest. CPR handles the majority of containers moving through the Port of Vancouver, Canada’s largest port. Short route and fast delivery make CPR a strong competitor for trans-Pacific containers moving between Vancouver and Chicago.

CPR transports finished vehicles and parts for automotive

customers. We move import vehicles from the Port of Vancouver to Chicago and eastern Canada. CPR has direct access to 10 major vehicle assembly plants in Ontario and Minnesota. Through interline connections, CPR also moves vehicles assembled in Mexico.

CARLOAD

Forest and industrial products comprise CPR’s growing Carload business, so-called because these goods typically do not move in entire trainloads.

We transport forest products —lumber, newsprint, pulp, paper, paperboard, panel and Oriented Strand Board — from all the major Canadian production areas.

CPR also carries a wide range of industrial products including chemicals, energy-related commodities, aggregates and steel. Our eight cross-border gateways provide Canadian shippers with direct access to U.S. markets.

CANADIAN PACIFIC RAILWAY

INVESTOR RELATIONS

Financial information, including Canadian Pacific Railway's Corporate Profile and Fact Book, is available on CPR's website at www.cpr.ca or by contacting: **Paul Bell**, Vice-President, Investor Relations, Canadian Pacific Railway, Ste 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4; e-mail at investor@cpr.ca

COMMUNICATIONS & PUBLIC AFFAIRS

Paul Clark, Vice-President, Communications and Public Affairs, Canadian Pacific Railway, Ste 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4

SHAREHOLDER SERVICES

Shareholders who have inquiries or wish to obtain copies of the Corporation's Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to: Shareholder Services, Office of the Corporate Secretary, Canadian Pacific Railway, Ste 2000, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4

2003 ANNUAL MEETING OF SHAREHOLDERS

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services financiers, **Canadian Pacific Railway**, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4
www.cpr.ca

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 — 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway

March 18, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs:

     Re: Canadian Pacific Railway
              Financial Statements — December 31, 2002

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, enclosed please find updated earnings coverage calculations for the period ended December 31, 2002. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its comparative consolidated financial statements for the twelve months ended December 31, 2002 and in relation to the Medium Term Note program of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, pursuant to a Short Form Prospectus relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1,000,000,000 filed with Canadian securities regulatory authorities on May 28, 2002.

If you have any questions, please contact the undersigned at (403) 319-6171.

Yours truly,

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY

(signed)

Robert V. Horte
Senior Assistant Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS

The following ratios are provided in connection with CPR’s continuous offering of medium-term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

		December 31, 2001
	December 31, 2002	restated[i]

(times)
Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.0	3.6
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	3.4	3.2
Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.4	2.1
After the effect of future income taxes	2.0	1.8

[i] Effective January 1, 2002, CPR was required to adopt retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of foreign exchange gains and losses on long-term debt.

To the Various Securities Regulatory Authorities	PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

March 18, 2003

Dear Sirs

We refer to the short form prospectus of Canadian Pacific Railway Company dated May 28, 2002 relating to the sale and issue of up to $1.0 billion Medium Term Notes (unsecured).

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 18, 2003 to the shareholders of Canadian Pacific Railway Limited on the following financial statements:

•	Balance sheets as at December 31, 2002 and December 31, 2001;

•	Statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2002.

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.